   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1998
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           NEWGEN RESULTS CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          7389                  33-0604378
  (State or jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number)     Identification
                                                                    Number)

                       12680 HIGH BLUFF DRIVE, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130
                                 (619) 481-7545

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               GERALD L. BENOWITZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           NEWGEN RESULTS CORPORATION
                       12680 HIGH BLUFF DRIVE, SUITE 300
                          SAN DIEGO, CALIFORNIA 92130
                                 (619) 481-7545

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

     M. WAINWRIGHT FISHBURN, ESQ.                FRANCIS S. CURRIE, ESQ.
        LANCE W. BRIDGES, ESQ.                       NEIL WOLFF, ESQ.
          COOLEY GODWARD LLP                 WILSON SONSINI GOODRICH & ROSATI
   4365 EXECUTIVE DRIVE, SUITE 1100              PROFESSIONAL CORPORATION
         SAN DIEGO, CA 92121                        650 PAGE MILL ROAD
            (619) 550-6000                         PALO ALTO, CA 94304
                                                      (650) 493-9300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                         PROPOSED MAXIMUM
                                TITLE OF EACH CLASS OF                                       AGGREGATE            AMOUNT OF
                             SECURITIES TO BE REGISTERED                                OFFERING PRICE (1)    REGISTRATION FEE
Common Stock, $.001 par value.........................................................      $46,000,000            $13,750

(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
                                        SHARES

                                     [LOGO]

                                  COMMON STOCK

    Of the       shares of Common Stock offered hereby,       shares are being
sold by the Company and       shares are being sold by the Selling Stockholders.
The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price
will be between $    and $    per share. See "Underwriting" for a discussion of
the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol NWGN.
                                 --------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  PRICE TO           UNDERWRITING          PROCEEDS TO      PROCEEDS TO SELLING
                                   PUBLIC            DISCOUNT (1)          COMPANY (2)         STOCKHOLDERS
Per Share..................           $                    $                    $                    $
Total (3)..................           $                    $                    $                    $

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $725,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up
    to       additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $    , $    and $    ,
    respectively. See "Underwriting."
                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about            , 1998 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                         BANCBOSTON ROBERTSON STEPHENS

                                                           DAIN RAUSCHER WESSELS
                                        A DIVISION OF DAIN RAUSCHER INCORPORATED

           , 1998

                              THE RESULTS PROGRAM

                     [Gatefold graphic depicting the phases
                        of the Company's RESULTS Program
                        as described in the Prospectus]

    Customized, Outsourced Database Management, Direct Marketing and Related
                                    Services
                  for Automobile Dealership and Manufacturers.

                              THE NEWGEN SOLUTION

[Diagram listing the Company's database marketing services and depicting the relationship between the Company, the automobile dealership and the dealership's customers.]

    Increases Service Customers to Dealerships

    Increases Revenue Per Customer

    Creates Customer Loyalty

    Increases Customer Satisfaction

    Differentiates Dealership

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    Newgen Results Corporation and Newgen Results Program are trademarks of the Company. This prospectus also includes trademarks of companies other than Newgen.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                  THE COMPANY

    Newgen is a leading provider of customized, outsourced database management, direct marketing and related services for the service departments of automobile dealerships and automobile manufacturers. The Company combines its expertise in database marketing and customer retention services, its focus on customer service and its in-depth knowledge of automobile service department operations to provide highly targeted and customized solutions to automobile dealerships and manufacturers. The Company's RESULTS Program employs efficient and cost-effective technology to enable dealerships to increase their number of customers as well as revenues per customer. In addition, the Company's services improve the operations and processes of a dealership's service department thereby differentiating a dealership from its competition and promoting increased customer satisfaction and loyalty. The Company has increased its dealership customer base from 1,285 as of December 31, 1997, to 1,623 as of June 30, 1998. The Company's revenues have grown at a compound annual growth rate of 170% to $26.4 million in 1997 from $3.6 million in 1995.

    Historically, automobile dealerships have focused on sales of automobiles, viewing the benefits of retaining customers for future service related revenue as being secondary. Despite declining market share of service related spending by consumers at dealerships, the percentage of dealership profits generated from the service department has increased from approximately 16% in 1985 to approximately 55% in 1996. Thus, dealerships and automobile manufacturers increasingly are realizing that the service department represents an important component of dealership profitability. Traditionally, dealerships have promoted their services through the use of general mass media advertisements, bulk mail coupons or generic reminder notices. Dealerships are now focusing on their core competencies of selling and fixing automobiles and outsourcing to experts the development and implementation of complex processes that support their business objectives.

    Newgen's RESULTS Program is a customized, direct marketing campaign involving direct mailing and outbound teleservice follow-up to promote automobile service business from within an automobile dealership's customer base. Company studies have indicated that dealership customers solicited by the Company will visit a dealership more than three times as often and spend more than two and one-half times as much over the course of a year as customers with similar demographic characteristics not solicited by the Company. The Company implements its RESULTS Program on behalf of automobile dealerships using dealership customer and transaction data which is processed and purified to ensure the data is current and relevant. The Company enhances data provided by dealerships, combining it with maintenance schedule databases and the Company's own proprietary databases and algorithms to develop customized solicitations targeting service visits. The Company's closed-loop system tracks every customer and enables the Company to provide feedback to dealerships. As a result, approximately 25% to 30% of dealership customers solicited by Newgen return to the dealership for vehicle service. This contrasts with response rates for direct mail marketing campaigns, which typically range between 1% and 3%.

    The Company also leverages its expertise in the service department operations of automobile dealerships by providing consulting services to dealerships. Newgen's Consulting Division develops and implements new techniques and programs that enable dealerships to grow their businesses and streamline inefficient processes. These techniques are then marketed to the Company's entire dealership base. The Company is also investing significant resources in developing new and innovative service offerings. The Company has recently introduced two targeted direct marketing programs: Welcome Home, which is designed to recapture dealership customers who have defected; and Around the Wheel, which is designed to increase the sales of brakes and tires at Ford dealerships.

    The Company maintains relationships with leading automobile manufacturers, including Ford Motor Company. Key elements of the Ford relationship include: (i) marketing programs developed jointly by the Company and Ford for deployment to Ford dealerships nationwide; (ii) private labeling by Ford of the Company's database marketing services; (iii) a consulting engagement involving Ford dealerships; and (iv) field support involving visits to dealerships accompanied by a Ford representative. Ford also has acted as a key reference account in the Company's efforts to develop relationships with other manufacturers.

    The Company's strategy for growth is to provide services to more automobile dealerships, increase the number of active names per dealership, offer a broad range of customized direct marketing services to automobile dealerships and leverage its data management capabilities to provide data extraction and data warehousing services.

    The Company was incorporated in California in February 1994 and intends to reincorporate in Delaware prior to the completion of this offering. The Company's executive offices are located at 12680 High Bluff Drive, Suite 300, San Diego, California 92130 and its telephone number is (619) 481-7545.

                                  THE OFFERING

Common Stock offered by the Company...................  shares
Common Stock offered by the Selling Stockholders......  shares
Common Stock to be outstanding after the offering.....  shares (1)
Use of proceeds.......................................  For working capital and other general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol................  NWGN

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
        (IN THOUSANDS, EXCEPT PER SHARE AND SUPPLEMENTAL OPERATING DATA)

                                                                                                             SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,                       ENDED JUNE 30,
                                             --------------------------------------------------------  ----------------------
                                               1993       1994        1995        1996        1997        1997        1998
                                             ---------  ---------  ----------  ----------  ----------  ----------  ----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
  (2):

    Total revenues.........................  $   1,592  $   2,018     $ 3,614     $11,629     $26,414     $10,625     $19,375
    Gross profit (loss)....................         62        195        (513)      1,478       6,017       2,236       4,927
    Selling, general and administrative
      expenses.............................        117        727       2,178       5,396       6,234       2,774       3,747
    Net loss...............................  $     (55) $    (596)   $ (2,811)   $ (4,691)    $(2,189)    $(1,130)    $(1,310)
    Pro forma net loss per share (3).......                                                   $ (0.41)                $ (0.18)
    Pro forma shares used in computing net
      loss per share (3)...................                                                     5,287                   7,176

SUPPLEMENTAL OPERATING DATA:
    Number of dealerships..................                    66         177         802       1,285         985       1,623
    Number of active names (4).............                           396,213   1,970,738   2,905,484   2,404,147   3,536,125

                                                                                                   JUNE 30, 1998
                                                                                      ----------------------------------------
                                                                                                                 AS ADJUSTED
                                                                                       ACTUAL    PRO FORMA (5)       (6)
                                                                                      ---------  -------------  --------------
CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents.......................................................  $   2,133    $   2,133      $
    Working capital.................................................................      5,037        5,037
    Total assets....................................................................     13,276       13,276
    Short-term obligations..........................................................      1,422        1,422
    Redeemable preferred stock......................................................     15,360           --
    Total stockholders' equity (deficit)............................................     (8,700)       6,660

                    SELECTED QUARTERLY RESULTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                           QUARTER ENDED
                                                                  ---------------------------------------------------------------
                                                                   MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,
                                                                     1997         1997         1997         1997         1998
                                                                  -----------  -----------  -----------  -----------  -----------
Total revenues..................................................   $   4,962    $   5,663    $   6,828    $   8,961    $   9,274
Gross profit....................................................       1,045        1,191        1,613        2,168        2,277
Net loss........................................................   $    (531)   $    (599)   $    (688)   $    (371)   $    (663)


                                                                  JUNE 30,
                                                                    1998
                                                                  ---------
Total revenues..................................................  $  10,101
Gross profit....................................................      2,650
Net loss........................................................  $    (647)

------------------------

(1) Based on the number of shares outstanding at June 30, 1998. Excludes (i) 555,200 shares of Common Stock subject to outstanding options at such date at a weighted average exercise price of $0.91 per share, (ii) 116,024 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.06 per share, and (iii) an aggregate of 1,500,000 shares reserved for future grant under the Company's 1998 Equity Incentive Plan, Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan. See "Management" and Notes 7 and 12 of Notes to Consolidated Financial Statements.

(2) The Company was incorporated in February 1994. The periods prior to February 1994 reflect predecessor operations that have been consolidated as entities under common control. The Company believes that comparison of financial data for the year ended December 31, 1993 with subsequent periods is not meaningful to an understanding of the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

(3) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing pro forma net loss per share.

(4) Active names are vehicle identification numbers contained in the Company's purified database corresponding to vehicle owners solicited by the Company for vehicle maintenance services on a regular basis. The Company invoices its dealership customers based on the number of active names for each dealership. The Company did not track the number of active names in 1994.

(5) Gives effect to the conversion of all outstanding shares of Preferred Stock into 3,408,741 shares of Common Stock upon completion of the offering.

(6) As adjusted to reflect the sale of     shares of Common Stock offered by the
    Company hereby at an assumed public offering price of $   per share and the
    receipt of the estimated proceeds therefrom together with the repayment of $600,000 of short-term indebtedness from such proceeds. See "Use of Proceeds" and "Capitalization."

                            ------------------------

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THE REINCORPORATION OF THE COMPANY FROM CALIFORNIA TO DELAWARE WHICH WILL BE EFFECTIVE PRIOR TO THE COMPLETION OF THE OFFERING, (II) THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE COMPLETION OF THIS OFFERING, (III) THE FILING OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AUTHORIZING A CLASS OF UNDESIGNATED PREFERRED STOCK, TO BE EFFECTIVE UPON THE COMPLETION OF THIS OFFERING AND (IV) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

    LIMITED OPERATING HISTORY; HISTORY OF LOSSES. The Company was incorporated in February 1994 and has a limited operating history, which makes the prediction of future results difficult. The Company incurred net losses of $4.7 million, $2.2 million and $1.3 million in 1996, 1997 and the six months ended June 30, 1998, respectively, and had a retained deficit of $12.5 million as of June 30, 1998. A substantial portion of these losses is attributable to the development of the Company's services and the expansion of the Company's sales and marketing and technology and product development departments, operations and infrastructure. To the extent such losses continue, the Company's retained deficit will increase. The Company anticipates that its operating expenses will increase as it continues to develop and introduce new services and increase its dealership base. Because the Company is generally unable to reduce expenses in the short term to compensate for any unexpected revenue shortfall, any such shortfall will have an immediate adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be profitable in any future period, and recent operating results may not be considered indicative of future financial performance. The Company is subject to the risks inherent in the operation of a new business enterprise, and there can be no assurance that the Company will be able to successfully address these risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    FLUCTUATIONS IN RESULTS OF OPERATIONS. The Company has experienced and expects to continue to experience fluctuations in quarterly and annual revenues, gross margins and operating results. Historically, these fluctuations have been due primarily to fluctuations in consulting revenues, which consist of a small number of significant contracts. For example, in the fourth quarter of 1997, total revenues increased by $2.1 million to $9.0 million, primarily as a result of an increase in consulting revenues. Consulting revenues as a percentage of total revenues for the ten quarterly periods ended June 30, 1998 ranged from 11% to 32%. The Company's consulting business currently depends entirely on Ford, and Ford dealerships account for most of the Company's database marketing services revenues. Sales to Ford and Ford dealerships represented approximately 75% and 82% of the Company's revenues for the year ended December 31, 1997 and for the six months ended June 30, 1998, respectively. The Company's current consulting contract with Ford is expected to be completed in June 1999, and there can be no assurance that the Company will obtain another contract with Ford or that Ford will not cancel the current contract early. Any changes in the Company's relationship with Ford may have a material adverse effect on the Company's business, financial condition and results of operations.

    Fluctuations in the Company's results of operations may be caused by various factors, including but not limited to: (i) the Company's ability to attract and implement new dealerships; (ii) cancellation of existing contracts; (iii) changes in the average revenues per dealership; (iv) introduction of new services; (v) price competition; (vi) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, including the rewrite of the Company's database management and customer retention software and upgrades to computer and telephony technology; (vii) the Company's ability to retain existing personnel and attract new personnel in a timely and effective manner; (viii) the Company's ability to effectively manage growth; (ix) increases in costs of services provided by third parties or the price of paper, toner or postage; and (x) the cost of labor. For example, gross margin in the fourth quarter of 1996 decreased, in part, due to the establishment of a Customer Satisfaction Department, and for 1995 the Company experienced a negative gross margin as a result of immature processes associated with the early introduction of the RESULTS Program. In addition, the various services offered by the Company have different gross margins and, as a result, the Company's revenue mix will affect its total gross margin. Due to all of the foregoing factors, there can be no assurance that the Company will realize revenue growth or profitability in the future, and even if so realized, there can be no assurance as to the level of such operating results. As a result, the Company's annual or quarterly operating results may fall below the expectations of security analysts and investors. In such event, the trading price of the Company's Common Stock will be materially adversely affected.

    DEPENDENCE ON RELATIONSHIP WITH FORD MOTOR COMPANY. Sales to Ford or Ford dealerships represented approximately 75% and 82% of the Company's revenues for the year ended December 31, 1997 and for the six months ended June 30, 1998, respectively, and the Company expects that such sales will continue to comprise a significant percentage of the Company's revenues for the foreseeable future. Ford also has acted as a key reference for the Company in its solicitation of Ford dealerships and other manufacturers as new customers. In part, the Company's relationship with Ford is dependent on the relationships that the Company has developed with key management personnel at Ford over the course of several years; the Company expects that it will need to continue to develop relationships with existing and future Ford management in order to maintain strong ties with Ford. The Company's relationship with Ford could be damaged if certain key employees terminate their employment with the Company. The Company has not entered into a contract with Ford other than a purchase order relating to the Company's delivery of consulting services, and Ford dealerships are under no obligation to use the Company's services. Any change in the Company's relationship with Ford or any change in Ford's recommendation of the Company's services would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's performance will depend on the Company's ability to develop strong relationships with other automobile manufacturers. The Company's current consulting contract with Ford is expected to be completed in June 1999 and there can be no assurance that the Company will obtain another contract with Ford or that the current contract will not be cancelled early. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISKS ASSOCIATED WITH COMPUTER SOFTWARE REWRITE. The Company has commissioned a substantial rewrite of its enterprise-wide database management software that it expects to be completed in the first quarter of 1999. The new software is being developed by Bolder Heuristics Inc. ("BHI"). There can be no assurance that BHI will complete the software development in a timely manner or that the software will perform according to design specifications. This new enterprise-wide system will be complex and may impair the Company's ability to provide customer service and result in distribution of incorrect data to various departments throughout the Company. In addition, there can be no assurance that the Company's current hardware will be sufficient to support the software rewrite. The introduction of new services by the Company is dependent upon the development of the new software. Any delays in the successful completion or implementation of the software could materially adversely affect the Company's business, financial condition and results of operations. Other risks related to the software rewrite include the integration of the new software with the Company's existing systems, the training of technical personnel to use and enhance the new system, cost overruns associated with development and implementation of the system, lost productivity associated with testing and debugging the software, unexpected defects or failures, credits to customers that may be required in connection with such defects or failures and additional costs associated with converting to and supporting the software rewrite, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Technology."

    RISKS ASSOCIATED WITH THE INTRODUCTION OF NEW SERVICES. The Company's future growth will depend, in part, on its ability to enhance its existing services with new features, develop new services that address the changing needs of its customers and respond to technological advances and emerging industry practices in a timely and cost-effective manner. Acceptance of the Company's new services depends on several factors, including dealerships' needs for such services, demonstration of tangible benefits of the services, pricing and dealership industry conditions and trends. The Company recently introduced Around the Wheel, Welcome Home and data extraction and data warehousing services, and is currently developing an after-visit follow-up program. There can be no assurance that the Company's customers will accept or contract with the Company for its new services. In addition, several of the Company's competitors have substantially greater resources than the Company, which may allow them to introduce new services or features before the Company or develop services or features superior to those of the Company. Even if the Company is able to develop and introduce new services and features in a timely manner, it may incur substantial costs in deploying such services and features to its customers, including costs associated with product development, marketing and additional personnel. A substantial portion of the $961,000 in technology and product development expenses incurred in the six months ended June 30, 1998 consisted of expenses related to the development of new services. If the Company is unable to develop and introduce new services and enhance existing services in a timely or cost-effective manner, the Company's business, financial condition and results of operations may be materially adversely affected. See "Business--Growth Strategy" and "--Services."

    DIFFICULTY IN SECURING NEW CONTRACTS. The Company's future growth will depend in part on the Company's ability to secure new service contracts with automobile dealerships. If the Company is unable to expand its customer base or successfully market and sell its services to dealerships, it may not be able to increase its revenues, or its revenues may decline. In general, the Company's ability to secure new contracts depends upon several factors, including the effectiveness of the Company's sales and marketing personnel, the ability of customer satisfaction representatives to deal proactively with issues as they arise, the establishment of more manufacturer relationships, the ability of the Company's sales personnel to gain access to decision makers at the dealership, the perceived value of the Company's services and the Company's reputation among dealerships. There can be no assurance that the Company will be able to secure new contracts in the future or that the Company will successfully retain its existing contracts. The Company is also seeking to develop relationships with automobile manufacturers as a means of securing service contracts with dealerships. In the event the Company is unable to develop such relationships, its ability to secure or retain service contracts with dealerships may be hindered. There can be no assurance that the Company will develop such relationships or that the Company's competitors will not use their greater financial and other resources to preclude or hinder the Company's efforts to develop such relationships. Failure to increase market penetration would restrict the future growth of the Company and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Growth Strategy."

    CONTRACT CANCELLATION RIGHTS; ABSENCE OF LONG-TERM CONTRACTS; DEALERSHIP TURNOVER. The Company's contracts with dealerships are of various durations. Most of the Company's contracts may be terminated with thirty day notice at any time after the initial term, typically six months to two years, with no penalty. There can be no assurance that dealerships will renew contracts or not cancel contracts early. The response rate to the Company's solicitations may be affected by various factors, some of which are outside the control of the Company, including accuracy of the data in the initial download from a dealership, effectiveness of the database purification, quality of printing and mailing services by third parties, pricing and quality of dealership service departments and competition among dealerships and alternative sources for service. Any actual or perceived ineffectiveness of the Company's services by dealerships may result in cancellation of the Company's services. The Company experiences dealership turnover and although the Company has taken measures to reduce turnover, there can be no assurance that dealership turnover rates will not increase in the future. The Company's contracts are subject to substantial risk of cancellation and, as a result, the number of dealerships contracting for the Company's services at any given time may not be a reliable indicator or measure of the Company's future revenues. In addition, some of the Company's operating expenses are relatively fixed and cannot be reduced in the short term to compensate for unanticipated variations in the number or size of customers serviced by the Company. As a result, any termination, significant reduction or modification of its business relationships with any of its significant dealerships or with a number of smaller dealerships may have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    COMPETITION. The Company operates in a highly competitive business environment. The Company competes with a variety of companies, including large national or multi-national companies which have greater financial resources than the Company and smaller regional or local companies that are involved to varying degrees in the same business. Through its Service Systems Division, Reynolds & Reynolds, Co. ("R&R") offers automobile dealerships database management and customer retention services that compete directly with those of the Company. Through its automobile dealership services group, Automatic Data Processing, Inc. ("ADP") competes with the Company by providing customer retention services similar to those of the Company. The

Company believes that R&R and ADP each have significantly more dealership customers than the Company. Moreover, both R&R and ADP have significantly greater financial resources than the Company and both of them actively compete against the Company for dealership business. For example, R&R has recently offered a discount on customer retention systems to dealerships that purchase certain hardware and software, and ADP has in the past offered free services for up to three months in order to compete on price. In addition, in March 1997, ADP acquired Picture Perfect Promotions, Inc., a provider of lower margin, direct marketing services to automotive dealerships and manufacturers that may enhance ADP's ability to effectively compete. Moore Corporation Limited also delivers integrated business communications, personalized direct marketing and other related services. The Company also competes to a limited degree with other small customer retention service providers and in-house customer retention systems. As the trend towards dealership consolidation continues, dealerships will be able to create internal economies of scale, and could choose to satisfy their needs internally rather than outsourcing. The decision by the Company's potential customers to internally develop database management and direct marketing services could have a material adverse effect on the Company's business, financial condition and results of operations. Factors affecting the competitive success of the Company's services include knowledge of dealership service department operations, value of the services offered, manufacturer relationships, quality and breadth of service, ability to identify, develop and offer innovative services, ability to overcome difficulties associated with replacing incumbent service providers, pricing and reputation among dealerships. R&R and ADP price their services on a per letter basis and the Company prices its services based on the number of active names in a dealership's database. Therefore, meaningful price comparisons between services of the Company and its competitors are difficult. There can be no assurance that dealerships will not perceive that the Company's services are priced higher than its competitors, that the Company's competitors will not increase their emphasis on programs similar to those offered by the Company, that new competitors will not enter the market, or that dealerships or automobile manufacturers themselves will not introduce competing programs.

    DEPENDENCE ON CERTAIN SUPPLIERS AND THIRD PARTIES. The Company depends on certain sole source suppliers for delivery of its services. For example, Delta Mailing, Inc. ("Delta") is currently the only source for the Company's printing and direct mail needs. From time to time the Company has experienced certain quality or performance problems with respect to Delta's services. The Company is evaluating an alternative source for its printing needs. There can be no assurance that any such alternative source will perform in a satisfactory manner or that the Company will not experience quality or performance problems from its printer in the future. In addition, the Company depends on third parties for access to the data of a portion of its dealership base. For example, Universal Computer Systems ("UCS") is the Company's sole source for data updates from dealerships that use UCS dealership-services software and the Company does not have a fixed-term contract with UCS to obtain such data. The Company obtains data updates from most other dealerships by interfacing directly with the dealership's computer system. A change in dealership computer hardware or software may inhibit the Company's access to dealership data. Any event that inhibits the Company from accessing dealership data daily, if widespread, could have a material adverse effect on the Company's business, financial condition or results of operations. A sudden unexpected loss of services provided by key suppliers could have an adverse effect on the Company's results of operations and could damage Company relationships with affected dealerships. The reliance on sole or limited source vendors involves risks, including performance shortfalls and limited control over quality and costs. There can be no assurance that the Company will not experience quality or performance problems with any of its sole suppliers. Further, a significant increase in the price of one or more of these services could materially adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    AUTOMOBILE INDUSTRY AND GENERAL ECONOMIC CONDITIONS. The Company's business depends on both the profitability of automobile dealerships and the volume of sales of new automobiles, as well as general economic conditions which may affect the service and maintenance habits of automobile owners. The automobile industry is highly cyclical and historically has experienced periods of reduced demand for new automobiles. When automobile sales decline, dealerships have historically looked for ways to cut costs, including reducing expenditures for certain marketing and outsourced functions. General economic conditions have a direct impact on the demand for new and used automobiles and may affect the service and maintenance habits of automobile owners. During periods of economic slowdown, automobile owners may have their vehicles serviced less often and may be less inclined to have their vehicles serviced at automobile dealerships, which may have a reputation for being more expensive than other automotive repair shops. The Company believes that a downturn in new automobile sales or decreased dealership profitability could result in contract cancellations and reduced revenues from its ongoing dealership relationships. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by reduced demand for new and used automobiles and any corresponding decrease in dealership profits. In addition, the automobile dealership industry has been undergoing consolidation. Such a consolidation trend may result in decreased demand for outsourcing services as megadealers may decide to implement data management and marketing services in-house. Such behavior could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Industry Overview."

    DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL; ABILITY TO HIRE AND RETAIN KEY PERSONNEL. The continued success of the Company is largely dependent on the efforts and abilities of its senior management and other key personnel. The Company has recently hired a Vice President of Marketing and a Chief Information Officer. These newly hired officers will need time to assimilate into the Company and there can be no assurance that such officers will perform as expected. The Company's Executive Vice President has recently assumed the responsibilities of the former Vice President of Sales, who is no longer employed by the Company. As part of the restructuring of its Sales Department, the Company has also recently modified the commission structure for its sales personnel. There can be no assurance that such modifications will not result in a loss of productivity or sales personnel in the Company's Sales Department. Historically, the Company has experienced turnover in its sales personnel and there can be no assurance that such turnover will decrease. Furthermore, the Company generally experiences a time lag between the date sales personnel are hired and the date such personnel become fully productive. In addition, the Company's relationship with Ford is substantially dependent upon certain key personnel. Competition for qualified management and technical personnel is intense. The loss of the Company's key employees, or the Company's inability to attract or retain other qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. With the exception of four key officers, the Company does not have employment agreements with any of its key employees which are not terminable at will by such persons and, with the exception of the President of the Company, the Company has not obtained key man life insurance on any of its officers. The loss of certain management personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

    The Company's achievement of its growth strategy will depend in large part upon the ability of the Company to attract, integrate, train, motivate and retain key personnel, including new sales and operations personnel. There can be no assurance that the Company's efforts to expand its employee base will be successful or that the cost of such efforts will not exceed the revenue generated. The Company's inability to manage its employee expansion effectively could have a material adverse effect on the Company's business, financial condition and results of operations. Competition for key personnel is intense and the Company competes in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than the Company. There also can be no assurance that the Company will be successful in attracting and retaining skilled personnel. The Company's inability to attract and retain key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

    FLUCTUATIONS IN PAPER AND TONER PRICES; POSTAGE RATE INCREASES. Significant quantities of paper and toner are used to generate and mail letters in connection with the Company's services. The price of paper increased significantly during 1995 and the price of toner increased significantly in 1996. In addition, Delta increased the price of its services in 1998 due to further increases in toner prices. The Company generally has not been able to change its prices to its dealerships to compensate for increases in paper and toner prices. There can be no assurance that the price of paper or toner will not change in the future. Furthermore, although the Company has the right under its dealership contracts to increase the prices of its services in response to increases in postage rates, for competitive reasons it may choose to absorb any such postage rate increases rather than pass them on to dealerships. Any significant increase in paper or toner prices or postage rate increases that are not passed on to dealerships could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    MANAGEMENT OF GROWTH. The Company has recently experienced a period of rapid growth which has placed significant demands on the Company's management systems, operations, internal controls and financial and physical resources. In order to address such demands, the Company continues to hire new employees, invest in new equipment and make other capital expenditures. In addition, if the Company increases the number of services offered to automobile dealerships and the number of dealerships to which the Company provides services, it will need to develop further its financial and managerial controls and reporting systems and procedures. Furthermore, the Company expects that it will need to expand into additional facilities as it continues to grow. Failure to expand any of the foregoing areas in an efficient manner and any inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISKS ASSOCIATED WITH INVESTMENTS OR ACQUISITIONS. The Company may seek to expand its operations and leverage its technology, database management and dealership processes expertise by investing in or acquiring businesses or technologies complementary to its existing operations. While the Company has made proposals with respect to investments in or acquisitions of other businesses, it has not made any commitments or entered into any agreements with respect to any investment in or acquisition of another business. There can be no assurance that any future acquisition will be completed or that, if completed, any such acquisition will be effectively assimilated into the Company's business. Acquisitions involve numerous risks, including, among others, loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel, technology and operations of the acquired company, the potential disruption of the Company's ongoing business, diversion of management's attention from other business concerns, integration of geographically diverse operations, maintenance of uniform standards, controls, procedures and policies, risks of entering markets in which the Company has no or limited prior experience and impairment of the Company's reputation and relationships with employees and customers. There can be no assurance that operational or financial problems will not occur as a result of any acquisition. In addition, any future acquisitions may result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

    DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's success and ability to compete is dependent in part upon proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect its proprietary rights. The Company has no patents. The Company typically enters into confidentiality and proprietary information agreements with its employees and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the Company's confidentiality agreements, confidentiality procedures or other factors will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from obtaining or using information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. There can be no assurance that the Company's use of the computer terminal of an individual at each dealership to extract data does not infringe the proprietary rights of vendors licensing software to these dealerships. Furthermore, there can be no assurance that third parties will not assert infringement claims in the future or, if infringement claims are asserted, that such claims will be resolved in the Company's favor. Any infringement claims resolved against the Company could have a material adverse effect upon the Company's business, financial condition and results of operation. In addition, litigation may be necessary in the future to protect the Company's trade secrets or other intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operation. See "Business--Services" and "--Technology."

    SYSTEM INTERRUPTION AND SECURITY RISKS. The Company's operations are dependent on its ability to protect its computer systems and databases against damage or system interruptions from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond the Company's control. The Company receives data from dealerships primarily via modem and markets its services, in part, telephonically. A significant amount of the Company's computer equipment is located at a single site in San Diego, California. There can be no assurance that unanticipated problems will not cause a significant system outage or data loss. Despite the implementation of security measures, the Company's infrastructure may also be vulnerable to break-ins, computer viruses or other disruptions caused by its customers or others. Any damage to the Company's databases, failure of communication links, security breach or other loss that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition and results of operations.

    REGULATION OF THE TELEMARKETING INDUSTRY. The Company is subject to varying degrees of federal, state and local telemarketing regulation. The jurisdiction of the Federal Trade Commission ("FTC") extends to the telemarketing industry, including the services the Company provides to its customers. The FTC has promulgated regulations that, among other things, set standards for telemarketing practices and conduct. Although FTC regulations and other governmental regulations have not materially restricted the Company's operations, there can be no assurance that future regulations adopted by the FTC or other regulatory bodies will not have a material adverse effect on the Company. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its telemarketing activities are currently in compliance with FTC regulations. However, there can be no assurance that violations will not occur in the future as a result of human error, equipment failure or other causes. The media often publicizes perceived non-compliance with consumer protection regulations and violations of notions of fair dealing with consumers. Any such publicity is potentially damaging to the Company's reputation, its client relationships and consumer acceptance and loyalty. See "Business--Telemarketing Regulations."

    FUTURE CAPITAL NEEDS. Various elements of the Company's growth strategies, including its plans to increase the number of dealerships it services, increase the number of active names per dealership, introduce new services and offer more customized data management services will require additional capital. There can be no assurance that funds will be available to the Company on satisfactory terms, if at all, when needed. Any additional equity capital raised by the Company is likely to have a dilutive effect on the stockholders of the Company. If adequate funds are not available to the Company on acceptable terms, it may be required to scale back its operations or delay or eliminate implementation of its growth strategies, any of which may have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION. Currently, the Company provides services to automobile dealerships in Canada. The Company may expand its database management, customized direct marketing services and teleservices to automobile dealerships in other foreign markets. To date, the Company has had limited experience providing its services outside the United States and there can be no assurance that the Company will be successful in introducing or marketing its services abroad or will not encounter foreign regulation of its operations. In addition, there are certain risks inherent in doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences, difficulties in managing or overseeing foreign operations and cultural differences which may make it difficult to adapt the Company's services for use in other countries. As a result of these and other factors, foreign markets for the Company's services may grow more slowly than the

Company presently anticipates. In addition, there can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition and results of operations.

    YEAR 2000 COMPLIANCE. The Company uses a significant number of computer software programs and operating systems in its operations. The use of computer systems and software products that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the Year 2000 and lead to significant business delays and disruptions. Year 2000 problems may affect many of the Company's data retrieval, purification, distribution, financial, administrative and communication operations. A detailed assessment of all internal computer systems will be performed and the Company will develop and implement plans to correct potential Year 2000 problems. Those systems that the Company identifies as being critical to its business have either been replaced, are being replaced, or are being corrected through programming modifications. Outside companies such as vendors, service suppliers and communications providers will be asked to verify their Year 2000 compliance and test such systems where appropriate. The Company expects these projects to be successfully completed during 1999. There can be no assurance, however, that all problems have been foreseen and corrected or that no material disruption of the Company's business will occur. Potential systems interruptions and expenditure of significant financial or management resources to solve any Year 2000 issues may have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that the Company's customers and suppliers will be Year 2000 compliant. Failure of the Company's customers and suppliers to achieve Year 2000 compliance could result in a reallocation of financial resources to deal with the issue and reduce customers' ability to utilize the Company's services, which could have a material adverse effect on the Company's business, financial condition and results of operation.

    BROAD MANAGEMENT DISCRETION OVER USE OF PROCEEDS. The primary purposes of this offering are to obtain additional working capital, to create a public market for the Company's Common Stock, to facilitate future access by the Company to public equity markets and to increase the visibility of the Company. A significant portion of the anticipated net proceeds to the Company from this offering has not been designated for specific use. Accordingly, management of the Company will have broad discretion with respect to the use of these funds. See "Use of Proceeds."

    NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Company's Common Stock. The initial public offering price will be determined by negotiations between the Company and the Underwriters and is not necessarily indicative of future market prices. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The trading price of the Company's Common Stock is likely to be highly volatile and subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of new services by the Company or its competitors, disputes or other developments concerning litigation matters, publicity regarding actual or potential results with respect to new services or services under development by the Company or its competitors, changes in recommendations of securities analysts, general market conditions, additions or departures of key personnel as well as quarterly fluctuations in the Company's revenues and financial results and other factors, any of which may have a significant effect on the market price and liquidity of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a dramatic and material adverse effect on such market price. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many technology companies and that have often been unrelated or disproportionate to the operating performance of such companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for the Common Stock.

    CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS. Upon completion of this offering, the Company's principal stockholders, executive officers, directors and affiliated individuals and entities together will beneficially own
approximately   % of the outstanding shares of Common Stock (  % if the
Underwriters' over-allotment option is exercised in full). These stockholders, acting together, will be able to influence significantly and possibly control most matters requiring approval by the stockholders of the Company, including approvals of amendments to the Company's Certificate of Incorporation, mergers, a sale of all or substantially all of the assets of the Company, going private transactions and other fundamental transactions. In addition, the Company's Certificate of Incorporation, as it is proposed to be amended and restated concurrently with the closing of this offering (the "Restated Certificate"), does not provide for cumulative voting with respect to the election of directors. Consequently, the present directors and executive officers of the Company, together with the Company's principal stockholders, will be able to control the election of the members of the Board of Directors of the Company. Such a concentration of ownership could have a material adverse effect on the price of the Common Stock and may have the effect of delaying or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

    ANTI-TAKEOVER PROVISIONS. The Restated Certificate authorizes the Board of Directors of the Company, without stockholder approval, to issue additional shares of Common Stock and to fix the rights, preferences and privileges of and issue up to 2,000,000 shares of Preferred Stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, rights to purchase Preferred Stock or additional shares of Common Stock may have the effect of delaying or preventing a change in control of the Company. In addition, the possible issuance of Preferred Stock or additional shares of Common Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay for shares of the Company's Common Stock. Further, the Restated Certificate provides that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the Chief Executive Officer of the Company, by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of 10% of outstanding voting stock of the Company. The Restated Certificate also provides for staggered terms for the members of the Board of Directors. These and other provisions contained in the Restated Certificate and the Company's Bylaws, as well as certain provisions of Delaware law, could delay or make more difficult certain types of transactions involving an actual or potential change in control of the Company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices) and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could materially adversely affect the price of the Company's Common Stock. See "Management" and "Description of Capital Stock."

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after the offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in net
tangible book value of $    per share, assuming an initial public offering price
of $    per share. Additional dilution will occur upon exercise of outstanding options. See "Dilution" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the        shares of Common
Stock offered by the Company hereby at an assumed initial public offering price
of $    per share are estimated to be $     ($     if the Underwriters'
over-allotment option is exercised in full). The principal purposes of this offering are for capital expenditures in connection with an upgrade to the Company's computer and telephony technology, for repayment of related party short-term debt of $600,000, to obtain additional working capital, to create a public market for the Common Stock of the Company, to facilitate future access by the Company to public equity markets and to increase the visibility of the Company. The Company may use a portion of the net proceeds to acquire businesses, products or technologies, however, it currently has no commitments or agreements with respect to such transactions. Pending such uses, the net proceeds will be invested in investment grade interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

    To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1998 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of Preferred Stock into Common Stock upon the completion of this offering and (iii) as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale
of      shares of Common Stock offered hereby at an assumed initial offering
price of $     per share, after deduction of underwriting discounts and
estimated offering expenses payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                                          JUNE 30, 1998
                                                                               -----------------------------------
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                               ---------  -----------  -----------
                                                                                         (IN THOUSANDS)
Short-term obligations, including current maturities of long-term
  obligations................................................................  $   1,422   $   1,422    $
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------
Long-term obligations, less current maturities...............................        954         954
Redeemable Preferred Stock, $.001 par value, 3,460,137 shares authorized,
  3,408,741 issued and outstanding, actual; no shares authorized, no shares
  issued and outstanding, pro forma and as adjusted..........................     15,360          --           --
                                                                               ---------  -----------  -----------
Stockholders' equity (deficit):
  Preferred Stock, $.001 par value, 39,863 shares authorized, no shares issued and outstanding, actual; 2,000,000 shares authorized, no shares
    issued and outstanding, pro forma and as adjusted........................         --          --           --
  Common Stock, $.001 par value, 15,000,000 shares authorized, 3,766,915 shares issued and outstanding, actual; 28,000,000 shares authorized,
    7,175,656 shares issued and outstanding, pro forma and    shares issued
    and outstanding, as adjusted (1).........................................      4,639      19,999
  Deferred compensation......................................................       (794)       (794)
  Retained deficit...........................................................    (12,545)    (12,545)
                                                                               ---------  -----------  -----------
    Total stockholders' equity (deficit).....................................     (8,700)      6,660
                                                                               ---------  -----------  -----------
      Total capitalization...................................................  $   7,614   $   7,614    $
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------

------------------------

(1) Based on the number of shares outstanding at June 30, 1998. Excludes (i) 555,200 shares of Common Stock subject to outstanding options at such date at a weighted average exercise price of $0.91 per share, (ii) 116,024 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.06 per share, and (iii) an aggregate 1,500,000 shares reserved for future grant under the Company's 1998 Equity Incentive Plan, Non-Employee Stock Option Plan and Employee Stock Purchase Plan. See "Management" and Notes 7 and 12 of Notes to Consolidated Financial Statements.

                                    DILUTION

    As of June 30, 1998, the Company had a pro forma net tangible book value of approximately $6,660,303 or $0.93 per share of Common Stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, assuming conversion of all outstanding shares of Preferred Stock into Common Stock. Without taking into account any other changes in the net tangible book value after June 30, 1998, other than to give effect to the receipt by the
Company of the net proceeds from the sale of the      shares of Common Stock
offered by the Company hereby at an assumed initial public offering price of
$   per share, the pro forma net tangible book value of the Company as of June
30, 1998 would have been approximately $       or $   per share. This represents
an immediate increase in net tangible book value of $   per share to existing
stockholders and an immediate dilution of $   per share to new investors. The
following table illustrates this per share dilution:

Assumed initial public offering price per share...........             $
  Pro forma net tangible book value per share before the
    offering..............................................  $    0.93
  Increase per share attributable to new investors........
                                                            ---------
Pro forma net tangible book value per share after this
  offering................................................
                                                                       ---------
Dilution per share to new investors.......................             $
                                                                       ---------
                                                                       ---------

    The following table summarizes, on a pro forma basis as of June 30, 1998, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                     SHARES PURCHASED         TOTAL CONSIDERATION
                                  -----------------------  --------------------------   AVERAGE PRICE
                                    NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                  ----------  -----------  -------------  -----------  ---------------
Existing stockholders (1).......   7,175,656            %  $  15,262,493            %     $    2.13
New investors (1)...............
                                  ----------       -----   -------------       -----
  Total.........................                   100.0%  $                   100.0%
                                  ----------       -----   -------------       -----
                                  ----------       -----   -------------       -----

    The foregoing table excludes (i) 555,200 shares of Common Stock subject to outstanding options at June 30, 1998 at a weighted average exercise price of $0.91 per share, (ii) 116,024 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.06 per share and
(iii) an aggregate 1,500,000 shares reserved for future grant under the Company's 1998 Equity Incentive Plan, Non-Employee Stock Option Plan and Employee Stock Purchase Plan. To the extent these options or warrants are excercised or shares granted, there will be further dilution to new investors. See "Management" and Notes 7 and 12 of Notes to Consolidated Financial Statements.

------------------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of
    shares held by existing stockholders to      or approximately   % (
    shares or approximately   % if the Underwriters' over-allotment option is
    exercised in full) and will increase the number of shares held by new
    investors to        or approximately   % (     shares or approximately   %
    if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

(2) Excludes $3,700,000 of capital contributions related to losses funded by affiliates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, and as of June 30, 1998 and for the six months then ended are derived from the Consolidated Financial Statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Prospectus. The consolidated statements of operations data for the six months ended June 30, 1997 are derived from the Company's unaudited consolidated financial statements which are included elsewhere in this Prospectus. The consolidated balance sheet data at December 31, 1995 are derived from the Company's consolidated financial statements which were also audited by Arthur Andersen LLP and which are not included herein. The consolidated statements of operations data for the years ended December 31, 1993 and 1994 and the consolidated balance sheet data at December 31, 1993, and 1994 are derived from the Company's unaudited consolidated financial statements not included herein. The unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for these periods.

                                                                                                             SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,                        JUNE 30,
                                                  -------------------------------------------------------  --------------------
                                                     1993        1994       1995       1996       1997       1997       1998
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA AND SUPPLEMENTAL OPERATING DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA: (1)
  Revenues:
    Database marketing services.................   $      --       $ 729    $ 1,824    $ 9,771    $20,974    $ 9,295    $14,220
    Consulting services.........................       1,592       1,289      1,790      1,858      5,440      1,330      5,155
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues............................       1,592       2,018      3,614     11,629     26,414     10,625     19,375
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Cost of revenues:.............................
    Costs of database marketing services........          --         582      1,673      6,796     14,232      6,237      9,747
    Costs of consulting services................       1,530       1,144      1,798      1,699      4,233      1,240      3,927
    Installation costs..........................          --          97        656      1,656      1,932        912        774
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
      Total cost of revenues....................       1,530       1,823      4,127     10,151     20,397      8,389     14,448
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit (loss)...........................          62         195       (513)     1,478      6,017      2,236      4,927
  Operating costs:..............................
    Selling, general and administrative
      expenses..................................         117         727      2,178      5,396      6,234      2,774      3,747
    Technology and product development..........          --          54        117        544        937        322        960
    Software rewrite cost.......................          --          --         --         --        617        102      1,521
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating costs.....................         117         781      2,295      5,940      7,788      3,198      6,228
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss from operations..........................         (55 )      (586)    (2,808)    (4,462)    (1,771)      (962)    (1,301)
  Interest expense, net.........................          --         (10)        (3)      (229)      (418)      (168)        (9)
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss......................................  $      (55 ) $    (596) $  (2,811) $  (4,691) $  (2,189) $  (1,130) $  (1,310)
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma net loss per share (2)..............                                                $    (.41)            $   $(.18)
                                                                                                ---------             ---------
                                                                                                ---------             ---------
  Pro forma weighted average common shares
    outstanding (2).............................                                                    5,287                 7,176
SUPPLEMENTAL OPERATING DATA:
  Number of dealerships.........................                      66        177        802      1,285        985      1,623
  Number of active names (3)....................                            396,213  1,970,738  2,905,484  2,404,147  3,536,125

                                                                         DECEMBER 31,
                                                   ---------------------------------------------------------
                                                      1993         1994        1995       1996       1997
                                                   -----------  -----------  ---------  ---------  ---------
                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents......................   $       9    $      16   $      --  $     128  $   4,630
  Working capital................................          16           69         (15)       484      6,291
  Total assets...................................         220          450       1,190      5,492     12,302
  Long-term debt, less current maturities........          --           23          24      1,264        435
  Redeemable preferred stock.....................          --           --          --      5,422     14,679
  Total stockholders' equity (deficit)...........         185         (296)       (477)    (4,494)    (6,815)


                                                        JUNE 30, 1998
                                                   -----------------------

CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents......................         $   2,133
  Working capital................................             5,037
  Total assets...................................            13,276
  Long-term debt, less current maturities........               954
  Redeemable preferred stock.....................            15,360
  Total stockholders' equity (deficit)...........            (8,700)

------------------------------
(1) The Company was incorporated in February 1994. The periods prior to February 1994 reflect predecessor operations that have been consolidated as entities under common control. The Company believes that comparison of financial data for the year ended December 31, 1993 with subsequent periods is not meaningful to an understanding of the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of Notes to Consolidated Financial Statements.

(2) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.

(3) Active names are vehicle identification numbers contained in the Company's purified database corresponding to vehicle owners solicited by the Company for vehicle maintenance services on a regular basis. The Company invoices its dealership customers based on the number of active names for each dealership. The Company did not track the number of active names in 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHENEVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW

    Newgen is a leading provider of customized, outsourced database management, direct marketing and related services for the service departments of automobile dealerships and automobile manufacturers. The Company combines its expertise in database marketing and customer retention services, its focus on customer service, and its in-depth knowledge of the automobile service department operations to provide highly targeted and customized solutions to automobile dealerships and manufacturers. The Company was incorporated in California in February 1994 and intends to reincorporate in Delaware prior to the completion of this offering.

    The Company generates revenues from database marketing services and consulting services. Database marketing services revenues consist primarily of revenues from the Company's customer retention services, including the RESULTS Program. Database marketing services accounted for 73% and 79% of total revenues for the six months ended June 30, 1998 and for the year ended December 31, 1997, respectively. Consulting services revenues consist of revenues from consulting services provided to automobile dealerships and manufacturers. Consulting services accounted for 27% and 21% of total revenues for the six months ended June 30, 1998 and for the year ended December 31, 1997, respectively. The Company increased its dealership customer base from 1,285 dealerships as of December 31, 1997 to 1,623 dealerships as of June 30, 1998. The Company's revenues grew at a compound annual growth rate of 170% to $26.4 million in 1997 from $3.6 million in 1995. See "Risk Factors--Management of Growth."

    Revenues for the RESULTS Program are based on the number of active names in a dealership's database, typically a fixed number determined by the dealership. The Company generally invoices each of its customers on a monthly basis. Revenues for the Company's consulting services are based on a per diem rate for the services provided by the Company's consultants or internal staff in addition to travel expenses and associated costs incurred by the Consulting Division. Consulting revenues also include the delivery of pricing books, which help dealerships accurately determine prices for maintenance packages. Dealerships are charged a monthly fee for these books, and dealerships receive up to a maximum of two updates per year. The Company recognizes all of its revenues in the month during which it performs the related database marketing or consulting services.

    The Company is investing significant resources in the development of other services that leverage its expertise in the service department operations of automobile dealerships. For the six months ended June 30, 1998 and for the year ended December 31, 1997, the Company's technology and product development expenses were $961,000 and $937,000, respectively, substantially all of which were related to the development of new services. During the first six months of 1998, the Company conducted customer pilots of two new customer retention services: Around the Wheel, an extension of the Company's RESULTS Program designed to increase Ford's dealership's brake and tire sales; and Welcome Home, a personalized coupon mailer designed to recapture a dealership's lost customers. Revenues for Around the Wheel are based on the number of active names in a dealership's database. Revenues for the Company's Welcome Home service are based upon the number of Welcome Home letters sent during a month. The Company began to introduce these services to its dealership base in the third quarter of 1998. See "Business--Services," and "Risk Factors--Risks Associated with Introduction of New Services."

    The Company provides database marketing services to dealerships pursuant to contracts that generally have an initial term of six months to two years. Most of the Company's customers, however, continue to utilize the Company's services beyond the expiration of the initial term. In order to minimize the cancellation of the Company's services, the Company has established a Customer Satisfaction Department, increased the quality of operations and sought to implement longer term contracts. See "Business--Services" and "Risk Factors-- Contract Cancellation Rights; Absence of Long-Term Contracts; Dealership Turnover."

    The Company's current consulting engagement with Ford relating to implementation of the Around the Wheel Program is expected to be completed in June 1999, and the Company currently has no commitment from Ford for a new consulting engagement. Although each dealership utilizing the Company's database marketing services enters into a contract with the Company, collection of receivables from Ford dealerships is centralized through Ford's accounting department. As a result, the Company generally receives prompt payment of those invoices directly from Ford with a minimum amount of collection effort. Virtually all of the Company's consulting revenues are attributable to Ford. In addition, most of the Company's database marketing services are attributable to Ford dealerships. As a result, for the six months ended June 30, 1998, and for the year ended December 31, 1997, approximately 82% and 75%, respectively, of the Company's revenues were attributable to Ford or Ford dealerships. See "Risk Factors--Dependence on Relationship with Ford Motor Company."

    Costs of revenues consist of the Company's direct marketing services costs, consulting costs and installation costs. Costs of direct marketing services include the printing and mailing of letters, as well as the costs of the teleservice contacts of dealership customers. All costs of managing and purifying the dealership's database are also included in the costs of direct marketing services, as well as the costs of customer service and satisfaction. The costs of additional services such as Welcome Home and Around the Wheel include only the direct costs of those services because no additional costs associated with database management or customer service are incurred. Costs of consulting include the direct costs of the Company's consulting personnel, as well as the cost of any independent consultants subcontracted by the Company. Costs of consulting also include costs of travel and associated costs incurred by the Company's Consulting Division. Installation costs include the direct costs of implementing the Company's software at dealerships and costs of the initial download setup and purification of the dealership's customer database. These costs are expensed as incurred and represent a one-time charge for each new dealership the Company adds to its customer base. As a result, these costs are expected to decrease as a percentage of total revenues as the Company's direct marketing services revenues increase. Installation costs are presented as a separate line item to illustrate the Company's investment in implementing new dealerships. For the purposes of calculating the gross profit associated with direct marketing services in Management's Discussion and Analysis of Financial Condition and Results of Operations, installation costs are added to cost of revenues for direct marketing services. Management believes that this presentation provides a more accurate reflection of gross profit for database marketing services.

    Operating expenses consist of the fixed costs of the business, such as selling, general and administrative expenses, technology and product development costs, and the cost of the software rewrite of the Company's core data management and customer retention software system. The Company anticipates that its operating expenses will increase as it continues the development and introduction of new services and increases its number of dealerships. Historically, the Company has been able to leverage its operating expenses over a growing revenue base, and expects that it will continue to do so as it grows. However, because the Company is generally unable to significantly reduce expenses in the short term to compensate for any unexpected revenue shortfall, any such shortfall would have an immediate adverse effect on the Company's business, results of operations and financial condition. Selling costs include costs of the Company's internal sales department, as well as one-time commissions earned by sales representatives. General and administrative costs include the Company's accounting, payroll and human resources functions, as well as non-allocated costs, such as professional fees and general corporate services. Technology and product development costs include the cost of programming personnel who enhance the current services and develop new services. The cost of the software rewrite to the Company's core database management system includes all costs associated with the implementation of the Company's enterprise-wide software application by a third-party developer. The costs of the software rewrite are expensed as they are incurred. As a result, the Company expects that there will be no further costs associated with the software rewrite subsequent to the completion of the project during the first quarter of 1999, other than ongoing support that will be provided by the Company's Technology and Product Development Department. See "Business--Technology" and "Risk Factors--Risks Associated with Computer Software Rewrite."

    With respect to certain stock option grants in 1997, the Company has recorded compensation charges of $901,000. These amounts are initially recorded as deferred compensation and amortized to cost of revenues and selling, general and administrative expenses over the vesting periods of the options, generally four to five years. The Company amortized $107,000 of the compensation charges in the six months ended June 30, 1998. With respect to certain stock option grants in July 1998, the Company expects to record a deferred compensation charge of approximately $500,000 in the third quarter of 1998. See Note 7 of Notes to Consolidated Financial Statements.

    As of June 30, 1998, the Company had net operating loss carryforwards for federal income purposes of approximately $5.8 million, which expire in various years beginning in 2009. The net deferred asset is fully reserved because of uncertainty regarding its realizability.

    The Company was incorporated in California in February 1994. Certain of the Company's officers, directors and stockholders were officers, directors and stockholders of Newgen Services, Inc. and Newgen Services, L.P., which together provided consulting services and sold computer hardware and software to automobile dealerships. These entities commenced operations in 1991, and from inception through December 31, 1993 incurred losses of approximately $7.0 million. Financial data for the Company for the year ended December 31, 1993 consists solely of the consulting operations of Newgen Services, Inc. Financial data for the Company includes the consulting operations of Newgen Services, Inc. from its inception until August 1996, at which time the Company assumed the consulting activities of Newgen Services, Inc. Revenues from Newgen Services, Inc. included in the Company's results of operations for 1994, 1995 and 1996 were $1.3 million, $1.4 million, and $815,000, respectively. Net income (loss) from Newgen Services, Inc. included in the Company's results of operations for 1994, 1995 and 1996 were $111,000, $(245,000) and $(14,000) respectively. Prior to 1996, Newgen Services L.P. funded certain aspects of the Company's operations which have been reflected in the Company's historical financial data. The Company believes that, except insofar as Newgen Services, Inc. provided consulting services to automobile dealerships, comparisons of financial data for the year ended December 31, 1993 with subsequent periods are not meaningful to an understanding of the Company's business, financial condition and results of operations.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statement of operations to revenues:

                                                                                    PERCENTAGE OF REVENUES
                                                                ---------------------------------------------------------------
                                                                                                        SIX MONTHS ENDED JUNE
                                                                       YEAR ENDED DECEMBER 31,                   30,
                                                                -------------------------------------  ------------------------
                                                                   1995         1996         1997         1997         1998
                                                                -----------  -----------  -----------  -----------  -----------
Revenues:
  Database marketing services.................................        50.5%        84.0%        79.4%        87.5%        73.4%
  Consulting services.........................................        49.5         16.0         20.6         12.5         26.6
                                                                     -----        -----        -----        -----        -----
      Total revenues..........................................       100.0        100.0        100.0        100.0        100.0
                                                                     -----        -----        -----        -----        -----

Cost of revenues:
  Cost of database marketing services.........................        46.3         58.4         53.9         58.7         50.3
  Cost of consulting services.................................        49.8         14.6         16.0         11.7         20.3
  Installation costs..........................................        18.1         14.2          7.3          8.6          4.0
                                                                     -----        -----        -----        -----        -----
      Total cost of revenues..................................       114.2         87.2         77.2         79.0         74.6
                                                                     -----        -----        -----        -----        -----
Gross profit (loss)...........................................       (14.2)        12.8         22.8         21.0         25.4

Operating costs:
  Selling, general and administrative expenses................        60.3         46.4         23.6         26.1         19.3
  Technology and product development..........................         3.2          4.7          3.5          3.0          5.0
  Software rewrite cost.......................................          --           --          2.3          1.0          7.8
                                                                     -----        -----        -----        -----        -----
      Total operating costs...................................        63.5         51.1         29.4         30.1         32.1
                                                                     -----        -----        -----        -----        -----

Loss from operations..........................................       (77.7)       (38.3)        (6.6)        (9.1)        (6.7)
Interest expense, net.........................................        (0.1)        (2.0)        (1.6)        (1.6)          --
                                                                     -----        -----        -----        -----        -----
Net loss......................................................       (77.8)%      (40.3)%       (8.2)%      (10.7)%       (6.7)%
                                                                     -----        -----        -----        -----        -----
                                                                     -----        -----        -----        -----        -----

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1997 AND 1998

    REVENUES. Total revenues increased by $8.7 million, or 82%, to $19.4 million in the six months ended June 30, 1998 from $10.6 million in the six months ended June 30, 1997. Revenues from database marketing services increased by $4.9 million, or 53%, to $14.2 million in the six months ended June 30, 1998 from $9.3 million in the six months ended June 30, 1997. The increase in database marketing services revenues was primarily due to the net increase by the Company of over 600 dealerships, and to a lesser extent, the elimination of certain discounts and credits due to improved operations. Revenues from consulting services increased by $3.8 million, or 288%, to $5.2 million in the six months ended June 30, 1998 from $1.3 million in the six months ended June 30, 1997. The increase in consulting services revenues was primarily due to the implementation of the Quality Care Maintenance ("QCM") consulting project, which began in July 1997.

    GROSS PROFIT. Gross profit increased by $2.7 million, or 120% to $4.9 million in the six months ended June 30, 1998 from $2.2 million in the six months ended June 30, 1997. Gross profit from database marketing services increased by $1.6 million, or 72%, to $3.7 million in the six months ended June 30, 1998 from $2.1 million in the six months ended June 30, 1997. As a percentage of database marketing services revenues, gross profit from database marketing services increased to 26% in the six months ended June 30, 1998 from 23% in the six months ended June 30, 1997. This increase was primarily due to leverage obtained by spreading the Company's installation costs over a larger revenue base. Gross profit from consulting services increased by $1.1 million to $1.2 million in the six months ended June 30, 1998 from $89,000 in the six months ended June 30, 1997. As a percentage of consulting services revenues, gross profit from consulting services increased to 24% in the six months ended June 30, 1998 from 7% in the six months ended June 30, 1997. This increase was primarily due to the ability of the Company to fully utilize its consulting personnel as a result of the QCM project.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by $973,000, or 35%, to $3.7 million in the six months ended June 30, 1998 from $2.8 million in the six months ended June 30, 1997. The dollar increase was due primarily to the establishment of the Marketing Department and the addition of sales personnel and infrastructure together with increased deferred compensation charges related to stock options granted in December 1997. As a percentage of revenues, selling, general and administrative expenses decreased to 19% in the six months ended June 30, 1998 from 26% in the six months ended June 30, 1997. This decrease was due primarily to the Company's ability to leverage its existing infrastructure across a larger revenue base. As revenues from the Company's RESULTS Program continue to grow, the Company expects that selling, general and administrative expenses as a percentage of revenues will continue to decrease in the future.

    TECHNOLOGY AND PRODUCT DEVELOPMENT. Technology and product development expenses increased by $639,000, or 199%, to $961,000 in six months ended June 30, 1998 from $322,000 in the six months ended June 30, 1997. As a percentage of revenues, technology and product development expenses increased to 5% in the six months ended June 30, 1998 from 3% in the six months ended June 30, 1997. The dollar increase and the percentage increase were primarily due to the addition of technical personnel and related infrastructure in preparation for the software rewrite, and secondarily to its investment in the development of new services and the enhancement of its existing services.

    SOFTWARE REWRITE. Software rewrite expenses were $1.5 million in the six months ended June 30, 1998 and $102,000 in the six months ended June 30, 1997. This increase was primarily due to the Company's rewrite of its core database management and customer retention software system which commenced late in the second quarter of 1997. The Company expects that these costs will be eliminated when the software rewrite is completed in the first quarter of 1999.

    INTEREST EXPENSE, NET. Interest expense decreased by $159,000, or 94%, to $9,000 in the six months ended June 30, 1998 from $168,000 in the six months ended June 30, 1997. This decrease was primarily due to decreases in the amount of the Company's indebtedness and increases in interest income.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1997

    REVENUES. Total revenues increased by $14.8 million, or 127%, to $26.4 million in the year ended December 31, 1997 from $11.6 million in the year ended December 31, 1996. Revenues from database marketing services increased by $11.2 million, or 115%, to $21.0 million in the year ended December 31, 1997 from $9.8 million in the year ended December 31, 1996. The increase in database marketing services revenues was primarily due to a net increase of almost 400 dealerships, due in large part to the addition of dealerships under the QCM Program. To a lesser extent, such increase was due to the Company's elimination of certain discounts and credits resulting from improved operations. Revenues from consulting services increased by $3.6 million, or 193%, to $5.4 million in the year ended December 31, 1997 from $1.9 million in the year ended December 31, 1996. The increase in consulting services revenues was primarily due to the implementation of the QCM consulting project, which began in July 1997.

    GROSS PROFIT. Total gross profit increased by $4.5 million, or 307%, to $6.0 million in the year ended December 31, 1997 from $1.5 million in the year ended December 31, 1996. As a percentage of total revenues, gross profit increased to 23% in the year ended December 31, 1997 from 13% in the year ended December 31, 1996. Gross profit from database marketing services increased by $3.5 million, or 265%, to $4.8 million in the year ended December 31, 1997 from $1.3 million in the year ended December 31, 1996. As a percentage of database marketing services revenues, gross profit from database marketing services increased to 23% in the year ended December 31, 1997 from 14% in the year ended December 31, 1996. This increase was primarily due to the implementation of certain technologies to reduce labor costs and the leverage obtained by spreading the Company's installation costs over a larger revenue base, offset in part by the establishment of the Company's Customer Satisfaction Department. Gross profit from consulting services increased by $1.0 million, or 659%, to $1.2 million in the year ended December 31, 1997 from $159,000 in the year ended December 31, 1996. As a percentage of consulting services revenues, gross profit from consulting services increased to 22% in the year ended December 31, 1997 from 9% in the year ended December 31, 1996. This increase was primarily due to the ability of the Company to fully utilize its consulting personnel as a result of the QCM consulting project in the latter part of 1997.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by $838,000, or 16%, to $6.2 million in the year ended December 31, 1997 from $5.4 million in the year ended December 31, 1996. This dollar increase was primarily due to the addition of sales personnel, increased rent expense related to the Company's move to larger premises, the addition of a human resources department, and additional administrative infrastructure. As a percentage of revenues, selling, general and administrative expenses decreased to 24% in the year ended December 31, 1997 from 46% in the year ended December 31, 1996. This decrease was primarily due to the Company's ability to leverage its existing infrastructure across a larger revenue base.

    TECHNOLOGY AND PRODUCT DEVELOPMENT. Technology and product development expenses increased by $393,000, or 72%, to $937,000 in the year ended December 31, 1997 from $544,000 in the year ended December 31, 1996. As a percentage of revenues, technology and product development expenses decreased to 4% in the year ended December 31, 1997 from 5% in the year ended December 31, 1996. The dollar increase was primarily due to adding technical personnel and related infrastructure in preparation for the software rewrite, and secondarily due to the enhancement of the Company's existing services.

    SOFTWARE REWRITE. Software rewrite expenses were $617,000 in the year ended December 31, 1997. The Company did not incur software rewrite expenses in the year ended December 31, 1996. The Company commenced its software rewrite of its core database management and customer retention software system late in the second quarter of 1997. The Company expects that these costs will be eliminated when the rewrite is completed in the first half of 1999.

    INTEREST EXPENSE, NET. Interest expense increased by $189,000, or 83%, to $419,000 in the year ended December 31, 1997 from $229,000 in the year ended December 31, 1996. This increase was primarily due to increased borrowings under the Company's line of credit and capital lease obligations related to the purchase of computing equipment.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1996

    REVENUES. Total revenues increased by $8.0 million, or 222%, to $11.6 in the year ended December 31, 1996 from $3.6 million in the year ended December 31, 1995. Revenues from database marketing services increased by $7.9 million, or 436%, to $9.8 million in the year ended December 31, 1996 from $1.8 million in the year ended December 31, 1995. The increase in database marketing services revenues was primarily due to the net increase by the Company of approximately 600 dealerships. The Company also changed its pricing model to charge its customers based on the number of active names solicited on behalf of the dealership. Revenues from consulting services increased by $68,000, or 4%, to $1.9 million in the year ended December 31, 1997 from $1.8 million in the year ended December 31, 1996.

    GROSS PROFIT. Total gross profit increased by $2.0 million, or 388%, to $1.5 million in the year ended December 31, 1996 from a gross loss of $(513,000) in the year ended December 31, 1995. As a percentage of total revenues, gross profit increased to 13% in the year ended December 31, 1996 from a gross loss of
(14)% in the year ended December 31, 1995. Gross profit from database marketing services increased by $1.8 million, to $1.3 million in the year ended December 31, 1996 from a gross loss of $(505,000) in the year ended December 31, 1995. As a percentage of database marketing services revenues, gross profit from database marketing services increased to 14% in the year ended December 31, 1996 from a gross loss of (28)% in the year ended December 31, 1995. This increase was primarily due to the Company's implementation of state-of-the-art print-on-demand technology, which dramatically reduced letterhead waste. In addition, the Company was able to add remote installation capabilities, thereby increasing installation productivity and reducing costs. To a lesser extent, the Company's ability to leverage its installation costs over a larger revenue base also increased gross profit from database marketing services. Gross profit from consulting services increased by $167,000, to

$159,000 in the year ended December 31, 1996 from a gross loss of $(8,000) in the year ended December 31, 1995. As a percentage of consulting services revenues, gross profit was 9% in the year ended December 31, 1996.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by $3.2 million, or 148%, to $5.4 million in the year ended December 31, 1996 from $2.2 million in the year ended December 31, 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 46% in year ended December 31, 1996 from 60% in the year ended December 31, 1995. This decrease was primarily due to the Company's ability to spread its fixed costs over a larger revenue base.

    TECHNOLOGY AND PRODUCT DEVELOPMENT. Technology and product development increased by $427,000, or 365%, to $544,000 in the year ended December 31, 1996 from $117,000 in the year ended December 31, 1995. As a percentage of revenues, technology and development expenses increased to 5% in the year ended December 31, 1996 from 3% in the year ended December 31, 1995. This increase was primarily due to increased personnel expenses.

    INTEREST EXPENSE, NET. Interest expense increased to $229,000 in the year ended December 31, 1996 from $2,000 in the year ended December 31, 1995. This increase was primarily due to increased borrowings under the Company's line of credit.

SELECTED QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited statement of operations data for each of the Company's last ten quarters ended June 30, 1998, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This data has been derived from the Company's unaudited financial statements that, in management's opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the audited Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus.

                                                                           QUARTER ENDED
                                     -----------------------------------------------------------------------------------------
                                      MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,
                                        1996         1996         1996         1996         1997         1997         1997
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Database marketing services
  revenues.........................   $   1,091    $   1,913    $   2,893    $   3,874    $   4,349    $   4,946    $   5,562
Consulting revenues................         481          437          444          496          613          717        1,266
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total revenues...................       1,572        2,350        3,337        4,370        4,962        5,663        6,828
Gross profit.......................          35          277          522          644        1,045        1,191        1,613
Selling, general and administrative
  expenses.........................         893        1,266        1,602        1,635        1,363        1,411        1,559
Net loss...........................   $    (993)   $  (1,215)   $  (1,316)   $  (1,167)   $    (531)   $    (599)   $    (688)

                                                                   PERCENTAGE OF TOTAL REVENUES
                                     -----------------------------------------------------------------------------------------
Gross profit.......................         2.2%        11.8%        15.6%        14.7%        21.1%        21.0%        23.6%
Selling, general and administrative
  expenses.........................        56.8         53.9         48.0         37.4         27.5         24.9         22.8
Net loss...........................       (63.2)%      (51.7)%      (39.4)%      (26.7)%      (10.7)%      (10.6)%      (10.1)%


                                      DEC. 31,     MAR. 31,     JUNE 30,
                                        1997         1998         1998
                                     -----------  -----------  -----------

Database marketing services
  revenues.........................   $   6,117    $   6,748    $   7,472
Consulting revenues................       2,844        2,526        2,629
                                     -----------  -----------  -----------
  Total revenues...................       8,961        9,274       10,101
Gross profit.......................       2,168        2,277        2,650
Selling, general and administrative
  expenses.........................       1,901        1,854        1,893
Net loss...........................   $    (371)   $    (663)   $    (647)

Gross profit.......................        24.2%        24.6%        26.2%
Selling, general and administrative
  expenses.........................        21.2         20.0         18.7
Net loss...........................        (4.1)%       (7.1)%       (6.4)%

    The Company has experienced and expects to continue to experience fluctuations in quarterly and annual revenues, gross margins and operating results. Historically, these fluctuations have been due primarily to fluctuations in consulting revenues, which consist of a small number of significant contracts. For example, during the fourth quarter of 1997, total revenues increased by $2.1 million to $9.0 million, primarily as a result of an increase in consulting revenues. Consulting revenues as a percentage of total revenues for the ten quarterly periods ended June 30, 1998, ranged from 11% to 32%. The Company's consulting business currently depends entirely on Ford, and Ford dealerships account for most of the Company's database marketing services revenues. Sales to Ford and Ford dealerships represented approximately 75% and 82% of the Company's revenues in the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. The Company's current consulting contract with Ford is expected to be completed in June 1999, and there can be no assurance that the Company will obtain another contract with Ford or that the current contract will not be cancelled early. Any changes in the Company's relationship with Ford could have a material adverse effect on the Company.

    Fluctuations in the Company's results of operations may be caused by various factors, including but not limited to: (i) the Company's ability to attract new dealerships; (ii) cancellation of existing contracts; (iii) changes in the average revenues per dealership; (iv) introduction of new services; (v) price competition; (vi) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, including the rewrite of the Company's database management and customer retention software and upgrades to computer and telephone technology;
(vii) the Company's ability to retain existing personnel and attract new personnel in a timely and effective manner; (viii) the Company's ability to effectively manage growth; (ix) increases in costs of services provided by third parties or the price of paper, toner and postage; and (x) the cost of labor. For example, gross margin in the fourth quarter of 1996 decreased, in part, due to the establishment of a Customer Satisfaction Department, and for 1995 the Company experienced a negative gross margins as a result of immature processes associated with the early introduction of the RESULTS Program. In addition, the various services offered by the Company have different gross margins and, as a result, the Company's revenue may affect its total gross margin. Due to all of the foregoing factors, there can be no assurance that the Company will realize revenue growth or profitability in the future, and even if so realized, there can be no assurance as to the level of such operating results. Due to the foregoing factors, the Company's annual or quarterly operating results may fall below the expectations of security analysts and investors. In such event, the trading price of the Company's Common Stock would be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    Since 1995, Newgen has satisfied its cash requirements through borrowings under its credit facility, which is currently provided by Silicon Valley Bank (the "Credit Facility"), borrowings from related parties, the issuance of Preferred Stock, and the financing of capital expenditures. Sales of Preferred Stock have generated an aggregate of $14.5 million, net of issuance costs. Cash provided by financing activities in the years ended 1995, 1996, 1997 and the six months ended June 30, 1998 was $2.5 million, $6.9 million, $7.7 million and $283,000 respectively.

    Cash used in operating activities in the years ended 1995, 1996, 1997 and the six months ended June 30, 1998 was $2.3 million, $5.5 million, $2.7 million and $2.3 million, respectively. In each period, cash used in operating activities was primarily related to the Company's losses from operations and increases in accounts receivable.

    Cash used in investing activities in the years ended 1995, 1996, 1997 and the six months ended June 30, 1998 was $190,000, $1.3 million, $501,000 and $527,000, respectively. In each period, cash used in investing activities was primarily related to purchases of property and equipment in connection with the Company's growth. The Company has financed its acquisitions of such property and equipment primarily through operating and capital leases. See Note 10 of Notes to Consolidated Financial Statements.

    The Credit Facility, which is scheduled to mature in March 1999, provides for borrowings of up to the lesser of $4.5 million and 80% of qualified accounts receivables, including a $1,000,000 sublimit for securing letters of credit. Substantially all of the Company's assets are pledged as security under the Credit Facility and for borrowings from related parties. As of June 30, 1998, the Company had a letter of credit for $450,000 under the Credit Facility. The Credit Facility contains certain covenants and restrictions. As of June 30, 1998, the Company was in compliance with all such covenants and restrictions. The Company also has a lease line of credit for equipment acquisitions with a leasing company totaling $1.0 million of which $800,000 is available. This line expires December 31, 1998.

    The Company believes that the net proceeds from this offering, together with available funds, will be sufficient to meet its capital requirements for the foreseeable future. The Company may also utilize cash to invest in or acquire complementary businesses. While the Company has made proposals with respect to investments in or acquisitions of other businesses, it has not made any commitments or entered into any agreements with respect to any future acquisitions. The Company may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to the Company's stockholders and incurring additional debt could result in additional interest expense.

YEAR 2000

    The Company uses a significant number of computer software programs and operating systems in its operations. The use of computer systems and software products that rely on two-digit date programs to perform computations and decision-making functions may cause computer systems to malfunction in the Year 2000 and lead to significant business delays and disruptions. Year 2000 problems may affect many of the Company's data retrieval, purification, distribution, financial, administrative and communication operations. A detailed assessment of all internal computer systems will be performed and the Company will develop and implement plans to correct potential Year 2000 problems. Those systems that the Company identifies as being critical to its business have either been replaced, are being replaced, or are being corrected through programming modifications. Outside companies such as vendors, service suppliers and communications providers will be asked to verify their Year 2000 compliance and test such systems where appropriate. The Company expects these projects to be successfully completed during 1999. There can be no assurance, however, that all problems have been foreseen and corrected or that no material disruption of the Company's business will occur. Potential systems interruptions and expenditure of significant financial or management resources to solve any Year 2000 issues may have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, there can be no assurance that the Company's customers and suppliers will be Year 2000 compliant. Failure of the Company's customers and suppliers to achieve Year 2000 compliance could result in a reallocation of financial resources to deal with the issue and reduce customers' ability to utilize the Company's services, which could have a material adverse effect on the Company's business, financial condition and results of operation.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not determined the impact of the adoption of this SOP as this SOP is highly dependent upon the nature, timing and extent of future internal use software development.

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES. This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect adoption of this SOP to have a material adverse impact on the financial statements.

    The Company will be required to adopt Statement of Financial Accounting Standards No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. Statement 131 superseded SFAS No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE and is effective for years beginning after December 31, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 will not affect the results of operations or financial position, but may affect the disclosure of the segment information that will be disclosed in the Company's annual financial statements for the year ended December 31, 1998.

                                    BUSINESS

OVERVIEW

    Newgen is a leading provider of customized, outsourced database management, direct marketing and related services for the service departments of automobile dealerships and manufacturers. The Company combines its expertise in database marketing and customer retention services, its focus on customer service, and its in-depth knowledge of automobile service department operations to provide highly targeted and customized solutions to automobile dealerships and manufacturers. The Company's RESULTS Program employs efficient and cost-effective technology to enable dealerships to increase the number of customers as well as revenues per customer. In addition, the Company's services improve the operations and processes of the dealership's service department thereby differentiating the dealership from its competition and creating increased customer satisfaction and loyalty. The Company increased its dealership customer base from 1,285 dealerships as of December 31, 1997 to 1,623 dealerships as of June 30, 1998. The Company's revenues grew at a compound annual growth rate of 170% to $26.4 million in 1997 from $3.6 million in 1995.

INDUSTRY BACKGROUND

    Increasing competition has driven businesses to enhance their market position by strengthening relationships with existing customers and targeting new markets and customers. In addition, while technological advances have made information more accessible and less expensive, the marketing costs to reach customers have increased. As a result, businesses are seeking to utilize their marketing resources more efficiently and effectively to reach their customers through the targeted use of information products and data processing services. Businesses have increasingly elected to outsource key processes to service providers that are able to apply advanced database systems to capture, process, and store customer and market information, and use their experience to provide targeted and effective services.

    The automobile industry is relatively mature. Over the past decade, sales of automobiles by dealerships have not exhibited substantial growth in unit volume. However, a number of industry and market trends are affecting the structure of the industry. Over the next five years, the number of automobile dealerships in the United States is expected to decrease, reflecting the consolidation of the industry into fewer and larger dealerships. In addition, margins on sales of new vehicles have decreased due to trends such as the emergence of megadealers and Internet-based online comparison shopping. According to the National Automobile Dealers Association ("NADA"), the average dealership realized pre-tax income margins of only 1.5% in 1996. The Company believes that the emergence of megadealers resulting from the industry's consolidation, together with emerging sales and marketing channels such as the Internet, will lead to greater professionalization of management at dealerships, and correspondingly, more sophisticated approaches to increase dealership revenues and margins.

    Automobile dealerships have historically focused on sales of automobiles and have viewed the benefits of retaining customers for service related revenue as being secondary. Customer dissatisfaction with dealership service combined with increased competition from other service outlets, such as Sears Auto Center or Jiffy Lube, has caused consumers to avoid returning to dealerships for vehicle service or maintenance. Based on its experience, the Company believes that approximately 15% of new vehicle owners currently return to their dealerships for scheduled maintenance. The Company believes that U.S. consumers spent $250 billion in 1996 to service and repair their vehicles, yet according to NADA, dealerships provide only $60.8 billion, or 24% of these services. At the same time, dealership revenues from warranty service have declined due to increased scrutiny of warranty claims and higher quality manufacturing. As a result, dealerships must rely more on customer pay labor and parts sales to replace lost warranty-related service revenues. Dealerships and manufacturers have increasingly realized that their service departments represent an opportunity for increased revenues. More importantly, despite declining market share of service related spending by consumers at dealerships, the percentage of dealership profits generated from the service department has increased from approximately 16% in 1985 to approximately 55% in 1996. The Company believes that in 1996, automobile dealerships and manufacturers spent $23 billion on advertising promotions and incentives. Although customer retention and loyalty programs accounted for a relatively small portion of those expenditures, the Company believes that dealerships and manufacturers are allocating an increasing proportion of their marketing budgets to such programs in order to increase service department revenues and dealership profits.

    PERCENTAGE OF DEALERSHIPS' PROFITS GENERATED FROM THE SERVICE DEPARTMENT

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                  1985
Service               16%
Sales & Other         84%
                     1996
Service               55%
Sales & Other         45%
Source: NADA

    Traditionally, automobile dealerships have promoted their services through the use of general mass media advertisements, bulk mail coupons or generic reminder notices. The limitations of these solicitation techniques include the expense associated with untargeted mailings (such as sending solicitations to individuals who no longer own their vehicle) and the lack of impact associated with a generic mailing. In addition, these solicitation techniques allow for limited gathering and storing data about customers or obtaining customer feedback. As a result, many dealerships do not have effective methods for collecting or analyzing data relating to customer retention, know little about the characteristics of their customers and, thus, are unfocused in marketing to their customers. Additionally, manufacturers have attempted to support their dealerships through manufacturer sponsored marketing. However, because manufacturers neither have the specific information about dealership customers nor track maintenance activity at the dealerships, they are unable to develop effective nationwide programs that will encourage customers to return to dealerships for service.

    The proper implementation of a targeted marketing campaign promoting an automobile service schedule is highly complex. Maintenance schedules vary immensely from vehicle to vehicle. At a typical Ford dealership, for example, there may be as many as 2,500 different maintenance schedule permutations based on the vehicle model, year, engine and other characteristics. Matching the correct maintenance schedule to each vehicle, while taking into account other factors such as the owner's driving habits, service history of the car, seasonal and regional variations, and any special maintenance programs offered by the dealership, requires complex algorithms and advanced data management systems. Adding to this complexity, dealerships need to manage and update their databases of service customers in order to eliminate customers who should not be solicited and to focus on customers who are most likely to return for service. Ensuring that the right maintenance reminder gets to the right person at the right time requires sophisticated database marketing techniques and the use of a system that continuously updates customer data and monitors the results of the marketing campaign.

    While advances in technology and information processing now permit dealerships to engage in highly targeted marketing initiatives, these initiatives are generally dependent upon complex and costly data management processes. For example, dealerships require sophisticated systems that enable the purification of databases that contain old or inaccurate data to effectively target market to customers. Dealerships are increasingly focusing on their core competencies of selling and servicing automobiles and outsourcing to experts the development and implementation of complex processes that support their business objectives. Thus, automobile dealerships need outsourced services that employ efficient and cost-effective technology to increase the number of service department customers per dealership and dealership revenues per customer. Such services will also improve the operations and processes of the dealership thereby differentiating the dealership from its competition and creating increased customer satisfaction and loyalty.

THE NEWGEN SOLUTION

    Newgen is a leading provider of customized, outsourced database management, direct marketing and related services for the service department of automobile dealerships and manufacturers. The Company combines its expertise in database marketing and customer retention services, its focus on customer service and its in-depth knowledge of the automobile service department operations to provide highly targeted, turnkey solutions to automobile dealerships and manufacturers. The Company's RESULTS Program is a customized, direct marketing campaign involving direct mailing and outbound teleservice follow-up to promote automobile service business from a dealership's customer base. The Company implements its RESULTS Program on behalf of automobile dealerships using dealership customer and transaction data which it processes and purifies to ensure the data is current and relevant. After downloading the dealership's database into its system, the Company combines it with maintenance schedule databases and the Company's own proprietary databases and algorithms to develop customized solicitations targeting service visits. The Company's closed-loop system tracks every dealership customer and enables the Company to provide feedback to the dealership. Newgen's services are designed to: (i) attract more service customers to dealerships from the dealerships' existing or past customer base; (ii) increase dealership revenues per customer; (iii) promote customer loyalty; (iv) increase customer satisfaction; (v) differentiate the dealership from its competition through improved operations and processes; and (vi) provide dealership customers with the benefits of a safer vehicle and an increased automobile resale value. Company studies indicate that customers solicited by the Company will visit a dealership more than three times as often and spend more than two and one-half times as much over the course of a year than customers with similar demographic characteristics not solicited by the Company.

    The RESULTS Program significantly reduces untargeted solicitations and unnecessary expenses, thereby increasing a dealership's return on investment compared with untargeted customer retention programs. The Company's closed-loop customer retention system identifies the status of each dealership customer to enable targeted and personalized interaction and follow-up with the customer at every phase of the process. As a result, approximately 25% to 30% of dealership customers solicited by Newgen return to the dealership for vehicle service. This contrasts with response rates for direct mail marketing campaigns, which typically range between 1% and 3%. Through its teleservice department, Newgen is able to forward customer concerns to the dealership before customers defect, thereby increasing customer satisfaction. The Company provides its dealerships with comprehensive monthly management reports that track maintenance penetration, response rates and spending habits of solicited customers. Dealerships can therefore measure the quantifiable financial and customer retention benefits attributable to Newgen's services. The Company prices its RESULTS Program based on the number of active names in its database, with invoices issued at the beginning of each month for the number of names specified by the dealership, allowing the dealerships to predictably budget for the Company's services. To ensure its services are current and relevant to dealerships, the Company has an extensive customer support infrastructure which includes: (i) assistance in reviewing management reports to enable the dealership to better understand the benefits of the Company's services; (ii) advice on customized solicitation such as promotions, coupons and special targeted programs; (iii) accommodation of customer requests and special needs; and (iv) regular field visits to dealerships.

    Newgen maintains relationships with leading automobile manufacturers, including Ford Motor Company. Key elements of the Ford relationship include: (i) marketing programs developed jointly by the Company and Ford for deployment to Ford dealerships nationwide; (ii) private labeling by Ford of the Company's database

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
marketing services as the Quality Care Maintenance Reminder System, which adds credibility with dealerships and supports the Company's own marketing and product development efforts; (iii) a consulting engagement which puts the Company in contact with Ford dealerships; and (iv) field support involving calls on dealerships accompanied by a Ford representative. Ford also has acted as a key reference account in the Company's effort to develop relationships with other manufacturers.

    Newgen's Consulting Division leverages its expertise in automobile service department operations to develop and implement new techniques and programs that enable dealerships to grow their business, streamline inefficient processes and more effectively market their services. To date, these services have been directed primarily to Ford dealerships, although they are applicable to dealerships of any make of vehicle. Newgen's consulting services enhance the Company's understanding of dealership needs and processes, and reinforce the Company's relationship with such dealerships. In addition, the Consulting Division is a key generator of new service ideas that can be deployed throughout the Company's dealership base. The Company has recently introduced to its Ford dealership base its Around the Wheel Program and the Quality Care Maintenance Program ("QCM") Pricing Center, both of which were developed by the Company's Consulting Division.

GROWTH STRATEGY

    Newgen's objective is to be the leading provider of customized, outsourced database management, direct marketing and related services for automobile dealerships and manufacturers. The Company's combination of sophisticated database management capabilities, scaleable personalized customer service and in-depth knowledge of automobile service department operations has allowed it to quickly and effectively penetrate the automobile industry. The Company's growth strategy consists of the following key elements:

    PROVIDE SERVICES TO MORE AUTOMOBILE DEALERSHIPS. The Company has implemented a strategy to increase its share of the automobile dealership market by: (i) increasing the size of its direct field sales force; (ii) formalizing its marketing efforts through the creation of a Marketing Department and the addition of a Vice President of Marketing; (iii) continuing to expand its field force of customer satisfaction representatives to service its dealership base;
(iv) seeking to establish additional manufacturer relationships using the Ford relationship as a model; and (v) lengthening the term of its dealership contracts. By adding new dealerships and improving dealership retention, the Company has increased its dealership base from 177 as of December 31, 1995 to 1,623 as of June 30, 1998.

    INCREASE THE NUMBER OF ACTIVE NAMES PER AUTOMOBILE DEALERSHIP. The Company's revenues for the RESULTS Program are based on a monthly fee per active name in the Company's database. As a result, dealerships generally limit the number of active names in order to control expenses. Currently, the Company solicits approximately two-thirds of its purified database. The Company seeks to increase the number of active names per dealership by demonstrating a tangible return on investment to the dealership resulting from the Company's programs. As the Company demonstrates the economic value of its services to its dealership base, dealerships are likely to increase the number of active names that the Company solicits. The Company is focused on developing tools and sales techniques designed to emphasize the tangible financial benefits of its services in order to encourage dealerships to activate new names.

    OFFER A BROAD RANGE OF CUSTOMIZED DIRECT MARKETING SERVICES TO AUTOMOBILE DEALERSHIPS. The Company intends to cross-sell new services to satisfied dealerships, as well as to sell broader lines of services to new customers. For example, the Company has recently introduced two new targeted direct marketing programs: Welcome Home, which is designed to recapture dealership customers who have previously defected; and Around the Wheel, which is designed to increase the sale of brakes and tires at Ford dealerships. The Company is currently developing several innovative new services and programs, including, for example, an after-service follow-up program involving teleservice calls to ascertain the level of satisfaction from a customer's service experience following vehicle service.

    LEVERAGE DATA MANAGEMENT CAPABILITIES. The Company intends to leverage its expertise and resources in data management by providing data extraction and data warehousing services. The Company's database contains comprehensive and detailed information regarding every repair order processed by a dealership since implementation of the RESULTS Program. Because Newgen is able to extract repair order information from dealerships on a daily basis, it can provide general statistical data to manufacturers in a variety of different formats, as well as to mine the data for trends that could be useful to manufacturers and dealerships. The Company is working with a major automobile manufacturer to provide such services. The Company believes that the benefits of such data management services to manufacturers and dealerships include: (i) creating manageable information regarding customer and vehicle service patterns; (ii) provide information that supports customer promotions and recall programs; and
(iii) establishing the foundation for future direct marketing services.

    In addition, the Company may seek to expand its operations and leverage its technology and process expertise by investing in and acquiring businesses or technologies complementary to its existing operations. There can be no assurance that any future acquisitions will be completed or that, if completed, any such acquisitions will be effectively integrated with the Company's operations. See "Risk Factors--Risks Associated with Investments or Acquisitions."

SERVICES

    The Company's services include: (i) the RESULTS Program; (ii) consulting services; and (iii) recently introduced, expanded direct marketing services. The Company's services are based on Newgen's expertise in the service department operations of automobile dealerships, database management and direct marketing services, and are intended to provide dealerships with a high return on investment due to improved processes, a greater share of its customers' automobile service business, increased revenues per customer and improved customer loyalty and satisfaction. In addition, the Company is actively developing new services that leverage its expertise in automobile service department operations.

    RESULTS PROGRAM

    The Company's RESULTS Program is a customized, direct marketing service involving direct mailing and outbound teleservice follow-up to promote automobile service business from a dealership's customer base. The Company implements its RESULTS Program on behalf of automobile dealerships using dealership customer and transaction data that it processes and purifies to ensure that the data is current and relevant. The Company enhances the dealership's database by combining it with maintenance schedule databases and the Company's own proprietary databases and algorithms to develop customized solicitations targeting service visits. The Company's closed-loop customer retention system tracks the status of each dealership customer to enable targeted and personalized interaction and follow-up with the customer at every phase. The Company monitors results daily and provides dealerships with comprehensive monthly management reports that track maintenance, response rates and spending habits of solicited customers. Under the RESULTS Program, dealerships generally achieve a greater share of their customers' service business, increased revenue per customer, improved relationships with more loyal and satisfied customers, relevant customer feedback and improved operations and processes.

    DATABASE UPDATING, MAINTENANCE AND INTEGRATION. The Company's RESULTS Program is based on sophisticated data management. The Company's initial data download captures the dealership's total customer database, a comprehensive but inaccurate list. The Company also downloads customer transaction data each time a dealership customer comes into the dealership, and uses this data to update the history of the customer or vehicle. This data is compiled in order to develop a maintenance schedule for each vehicle in the database. In order to maximize response rates, the Company purifies the initial database by eliminating dealership employees, fleet customers performing their own maintenance, dealership trades and database records with incomplete names, addresses, or missing or incomplete vehicle identification numbers, or other vehicles that are inappropriate for dealership servicing (such as a Dodge purchased at a Toyota dealership). After purifying the dealership's database, the Company is able to provide the dealership with an analysis of how many of the dealership's customers have come in for service or purchased new or used vehicles within the past 6, 12, 18 and 24 months. The dealership uses this data to decide how many names in the database to make active for solicitation. Active names are then selected based on a combination of recent interaction with the dealership and the need for service.

    CUSTOM DATA MANAGEMENT. The Company uses the purified, enhanced database and its industry knowledge and expertise to design and execute a customized direct marketing campaign for the dealership. After the data is analyzed, it is then overlaid on other relevant databases such as maintenance schedules or zip code exclusion tables. The Company consults with dealerships on a customized program that takes into account maintenance schedules, geography, demographics and the dealership's service operations. Once the Company's database includes all of the necessary data, the Company is able to execute its RESULTS Program and begin to provide direct marketing services.

    TARGETED DIRECT MAIL SOLICITATION. The Company sends a personalized letter on dealership letterhead, tailored to each customer's car make, mileage and maintenance schedule, indicating that the vehicle is due for service. The letter describes the suggested service required, as well as dealership contact information and hours of operation. The RESULTS Program is designed to ensure that the right message is sent to the right person at the right time. The Company is able to review the response rate of its direct mail solicitations through regular transaction downloads from dealerships and then update and enhance its database, enabling the monitoring of results.

    TELESERVICE FOLLOW-UP. If the regular transaction downloads show that the vehicle owner did not visit the dealership within a specified time after the personalized letter is sent, a telephone solicitation from Newgen is made on behalf of the dealership, encouraging the dealership customer to bring the vehicle to the dealership for service. Ideally, the teleservice representative speaks directly to the customer, confirms vehicle mileage, explains the type of service that is due, sets an appointment and, if possible, obtains information from the customer for feedback to dealerships. If an answering machine is reached, the teleservice representative leaves a message. Company research has indicated that the response rate from solicitations by telephone messages is approximately the same as solicitations by direct telephone contact. If an appointment is scheduled, the customer's name returns to the database for future solicitation. If the customer is no longer appropriate for solicitation (for example, because the customer sold the vehicle or moved away), the name is made inactive in the database and no longer solicited. If Newgen's teleservice representatives receive a complaint from a customer, a "customer opportunity" form is created identifying the reason for the dissatisfaction (for example, the customer experienced a rude service advisor or the vehicle was not ready when promised) and this form is immediately sent to the dealership via facsimile. These forms provide an opportunity for dealerships to salvage fragile customer relationships and improve customer retention. The Company believes that its teleservice calls are effective because they are not viewed by the customer as a solicitation; rather, customers are responsive because the telephone call is seen as evidence of the dealership's interest in the customer.

    CLOSED-LOOP SYSTEM. The RESULTS Program is a closed-loop system that allows Newgen to know whether a dealership customer has responded to the Company's direct marketing services and to update the database appropriately throughout the solicitation process. The Company's closed-loop system is designed to ensure that all dealership customers experience appropriate and personalized interaction and follow-up at every phase of the customer retention process by maintaining the most current record possible for each customer. This system enables the Company to maintain a current and relevant database and allows it to more precisely target the dealership customers. As a result, the system is designed to minimize inappropriate and ineffective solicitations.

    COMPREHENSIVE MANAGEMENT REPORTS. Each month the Company produces a set of comprehensive management reports for each dealership. These reports are sent to dealerships shortly after the end of the month and contain specific, quantifiable information about the results of the program. The information in these reports includes data on customer spending habits, return on the dealership's investment and database purification. These reports also contain information on service advisor performance and other relevant feedback enabling the dealership to improve its operations and processes.

    CONSULTING SERVICES

    The Company leverages its industry expertise in the service department operations of automobile dealerships through its Consulting Division. To date, these services have been directed primarily to Ford dealerships, although the programs are applicable to manufacturers and dealerships of any make of vehicle. These services are designed to improve the quality of the dealership's parts and service department through process improvement methodologies, as well as to provide dealerships with additional revenue opportunities. The Company employs 15 consultants, supported by 10 internal administrative and technical staff. In June 1997, the Company initiated a consulting contract for the implementation of QCM, during which the Company consulted to over 2,700 Ford dealerships. The Company has privately labeled a version of its RESULTS Program as the Quality Care Management Reminder System ("QCMRS") to fulfill the requirements of QCM. During the implementation of QCM, the Company was able to provide services to each of the 2,700 dealerships.

    The Company was recently awarded another contract to help Ford dealerships increase their tire and brake sales. The Around the Wheel Program is expected to roll out in over 2,400 Ford dealerships prior to July 1999. The Around the Wheel Program is designed to increase brake and tire sales to dealership customers through the inclusion in the regular reminder letters of specialized graphs showing brake and tire wear. The Company's consultants help dealerships increase brake and tire sales by teaching effective sales techniques and by improving distribution channels for these products. This program presents a substantial opportunity for the Company to provide services to Ford dealerships.

    In fulfilling its obligations under its Ford consulting contracts, the Company is paid a per diem rate for the services provided by its consultants or internal staff, in addition to travel expenses and associated costs incurred by the Consulting Division.

    The Consulting Division also operates the Pricing Center, which provides dealerships with a price book outlining the required maintenance schedules and suggested maintenance prices for every Ford vehicle. There are over 2,500 permutations of service operations, and the book is used as an effective tool in helping dealerships accurately determine prices for maintenance packages, thus better serving their customers. Dealerships are charged a monthly fee for these books and receive a maximum of two updates per year.

    RECENTLY INTRODUCED SERVICES

    AROUND THE WHEEL. The Around the Wheel Program is a component of the QCMRS, designed to assist dealerships to increase revenues from the sale of parts and service relating to tires and brakes through the inclusion in the regular reminder letters of specialized graphs showing brake and tire wear. This program, which is expected to be implemented in Ford dealerships, enables cross-marketing of the Company's services.

    WELCOME HOME. The Welcome Home Program is designed to recapture those customers who may have defected from the dealership. When the Company implements a dealership on the RESULTS Program, the dealership may choose to solicit only vehicles that have visited the dealership for service within the last twelve months. However, many of the dealership's customers that visited the dealership prior to the last 12 months are still good prospects for service visitation.

    Potential customers are sent a four-color mailing utilizing state-of-the-art print-on-demand technology, with a personalized message inviting the customer to return to the dealership for service. The mailing includes personalized coupons as well as an innovative "scratch-off" feature, whereby the customer can win a special gift such as a free oil change or a discount on service. When the customer returns to the dealership, the customer is added to the Company's active database for regular solicitation. The Company completed a pilot for the

Welcome Home Program, and believes that the response rate is substantially higher than response rates typically generated by direct mail. Newgen introduced this service offering to its dealership customers during the third quarter of 1998.

    DATA EXTRACTION AND DATA WAREHOUSING. The Company intends to leverage its expertise and resources in data management by providing data extraction and data warehousing services. The Company is currently working with a major automobile manufacturer to perform data warehousing and mining services. Leveraging its expertise in dealership data extraction, the Company will acquire data from dealerships and utilize its database expertise to feed information back to the manufacturer in different formats. The manufacturer will then use that information in various marketing and research programs. The Company expects to introduce this service in the first half of 1999.

    SERVICES IN DEVELOPMENT

    One of the Company's strategies is to continue to leverage its expertise in database management, direct marketing services and the service department operations of automobile dealerships by introducing innovative new services to dealerships. The Company has several service programs under development. For example, the Company is developing an After-visit Follow-up Program.

    Many dealerships call their customers after a service visit to inquire about the quality of their experience. Newgen is well positioned to provide this service on an outsourced basis because it already acquires the necessary data as part of its RESULTS Program. This service also allows the Company to leverage its existing teleservice expertise and operational infrastructure. The Company expects to pilot its After-visit Follow-up Program during the fourth quarter of 1998, with a full introduction to its dealerships during the first half of 1999.

    There can be no assurance that the Company's customers will respond positively to the Company's new services or that the Company will be able to develop and introduce new services in a timely or cost-effective manner. See "Risk Factors--Risks Associated with Introductions of New Services."

SALES AND MARKETING

    SALES

    As of July 31, 1998, the Company employed a sales force of 44 sales professionals located in major markets throughout the United States. The sales force is compensated through a combination of a salary and a commission based on implementation of the RESULTS Program at dealerships. In addition, regular visits from customer satisfaction representatives increase dealership awareness and understanding of the benefits and value of the Company's services. The Company employed 12 customer satisfaction representatives as of July 31, 1998 located throughout the United States. The Company believes that educated and satisfied customers are more likely to provide referrals, increase the number of active names in the Company's database and increase the number of the Company's services that they use as the Company's product base broadens.

    The continued consolidation of automobile dealerships has enabled the Company to target its sales efforts more effectively. The Company's sales professionals focus primarily on the largest dealerships within the industry as such dealerships are able to benefit the most from the Company's services. In addition, these dealerships represent the greatest revenue opportunity for the Company. Depending on whether the dealership is affiliated with a national manufacturer that recommends the Company's services, the Company's sales efforts employ two different strategies.

    When a manufacturer recommends the Company's services, a Company sales person is able to more effectively contact the dealership principal and is able to make a sales presentation that is tailored to the manufacturer's program. Manufacturers influence the decisions made by dealerships through both financial and non-financial incentives and support the Company's sales efforts. For example, the recommendation of Ford has been instrumental in securing appointments with Ford-affiliated dealership principals, which has resulted in successful sales of the Company's services. In addition, through Ford-sponsored dealership seminars, the

Company has been able to enroll several hundred dealerships in its Around the Wheel Program. Other benefits of a manufacturer's recommendation include co-branded marketing materials and administrative support in the Company's management of receivables and the collection process.

    When a dealership is not affiliated with a manufacturer that recommends the Company's services, the Company's sales representatives directly solicit the dealership. The Company employs an active prospecting and sales management process intended to increase direct sales by facilitating appointments with key decision makers. Regional market-support personnel address administrative responsibilities for teams of salespeople. Word-of-mouth, cold-call prospecting by market-support personnel, special mailings to dealerships and booths at local and regional dealership exhibits create sales leads that are then responded to by sales representatives. In addition, the Company has an internal database system that electronically tracks prospects throughout their life cycle.

    The Company believes that its credibility among automobile dealerships is based on its ethical sales practices, demonstrated industry expertise, manufacturer recommendations, leading edge technology and efficient back office operations.

    MARKETING

    The Company has recently formalized its marketing efforts by creating a marketing department and enhancing its management capabilities with the hiring of a Vice President of Marketing. The newly formed department is responsible for the introduction of new services to the Company's customer base. In addition, the Company's marketing efforts will focus on enhancing the Company's brand name recognition, developing a Web strategy and networking with prominent dealerships through a Dealership Advisory Board. The Marketing Department is also responsible for the Company's participation in the annual NADA trade show, as well as other smaller regional trade shows across the United States, that increase awareness of the Company's services.

OPERATIONS

    The Company has developed general expertise in the operational aspects of database management, direct marketing and teleservice. The Company's core competencies include the development and installation of databases with dealership-specific information, the downloading of dealership data through the Company's highly automated computer system, data purification and enhancement, knowledge of maintenance schedules, personalized solicitation through direct mail and teleservice and a dedication to customer satisfaction. The Company completed a certification process for ISO 9001 in December 1997. ISO 9001 is an international quality standard which the Company believes will allow it to achieve special vendor status with major manufacturers. The Company believes that its operations expertise provides a competitive advantage and has been a key factor in the Company's success in growing its dealership base.

    INSTALLATIONS. The Installation Department has the initial interaction with a dealership in implementing the RESULTS Program. This department's activities consist primarily of programming scripts to obtain dealership data via modem, ensuring that all appropriate maintenance schedules and dealership information are input to the Company's database system and creating customized digital letterhead for sending to dealership customers. In addition, the Installation Department works with dealerships to develop customized dealership-specific information for the Company's database.

    COMPUTER OPERATIONS. The Computer Operations Department downloads the initial data from the dealership and is responsible for downloading data from the dealership on a daily basis. For most dealerships, data is automatically downloaded nightly containing a detailed list of customers who have come in for service or have purchased a vehicle. This highly automated system allows the Company to know whether a contacted dealership customer has come in for service or made an appointment. If the customer has had his or her vehicle serviced, the record is returned to the file for future solicitation. If the customer does not come in for service within a time frame specified by the dealership, the name is transferred to a phone list. The Computer Operations Department is also responsible for maintaining the Company's HP9000 computers. In addition, the Computer

Operations Department facilitates the analysis of data for sale to manufacturers as part of the Company's new data warehousing and mining services.

    DATABASE OPERATIONS. The Company is focused on maintaining a comprehensive transaction database by concentrating on continuous database purification. The Database Operations Department prepares new records for processing by ensuring that each dealership customer name has a proper salutation, proper address (utilizing the National Change of Address Registry) and that each address is in compliance with postal regulations. The Database Operations Department also processes the files that are used to generate letters and downloads these files to the Company's print vendor, which utilizes innovative print-on-demand technology to generate customized letters on dealership letterhead. Dealerships are able to change the number of active customers at any time. New names are transferred into the database whenever an existing active name is made inactive as part of the ongoing database purification activities thereby maintaining the number of names requested by the dealership. The Database Operations Department also develops general and dealership-specific information in its database, including current information on virtually every make and model of vehicle produced for sale in North America and their recommended maintenance schedules. These standard maintenance schedules include a combination of time parameters (for example, every six months) and mileage parameters (for example, every 3,000 miles). The Company's proprietary software individualizes these schedules by making adjustments for the driving habits of each vehicle owner in the Company's database. The database can also be customized to include special dealership offerings, such as "winterization" packages in Michigan or "desert protection" plans in Texas. The Database Operations Department also creates letter templates for the direct marketing component of the Company's services.

    TELESERVICE. The Teleservice Department contacts dealership customers that do not respond to solicitation letters. As of July 31, 1998, the Teleservice Department had 117 full-time and 120 part-time employees. The Teleservice Department currently contacts over 600,000 customers per month. When a personal contact cannot be made, the Company's teleservice representative leaves a message for the dealership's customer. Newgen's research has indicated that the response rate from solicitations by telephone messages is approximately the same as solicitations by direct telephone contact. When a contact is made, the Teleservice Department either makes an appointment for the dealership, or "closes the loop" by establishing reasons for non-response. Teleservice representatives may also identify dealership customers who are dissatisfied with the dealership and do not wish to return for service. The Company believes that its teleservice calls are effective because they are not viewed by the customer as a sales call, rather customers are responsive because the telephone call is seen as evidence of the dealership's interest in the customer.

    CUSTOMER SERVICE. The Customer Service Center ensures that the needs of dealerships are addressed. This department answers dealership and employee questions about the Company's database and customer retention services and also implement changes to a dealership's program, such as letter changes and maintenance schedule changes. By tracking the nature of questions and concerns, the Company is able to constantly improve its processes. This department, which employed 25 persons as of July 31, 1998, is accessible to employees and dealerships 24 hours a day, seven days a week.

    CUSTOMER SATISFACTION. The mission of the Company's Customer Satisfaction Department is to ensure dealership satisfaction and eliminate cancellation of the Company's services by dealerships. As of July 31, 1998, the department consisted of 12 outside field representatives who visit the Company's dealership base on a regular basis. During the field visits, the Company proactively deals with any issues that may have arisen at the dealership, such as management changes at the dealership or operational changes such as new hours of operation. In addition, the field representatives review management reports and explore new avenues for revenue enhancement with the dealership. Also, the field representatives are able to introduce new services to dealerships during their visits, thereby supplementing the efforts of the Sales Department.

TECHNOLOGY

    The Company is a leader in applying advanced technology to database management and direct marketing. The Company's current software and database systems have been developed over several years, and the Company has increased functionality as it has grown. The Company has in place, where necessary, license agreements for the software it uses from third parties.

    In order to take advantage of the most current advanced technology, the Company is in the process of implementing a software rewrite to its core database management and customer retention software system, which it expects to complete during the first quarter of 1999. The Company expects to greatly enhance its core computing and database management services through the implementation of the software rewrite. The Company believes the resulting operating efficiencies will produce a significant return on the Company's investment through cost savings and the ability to capture incremental revenues. Some of the enhancements to be made in this rewrite include: (i) providing a more flexible database that will enhance the Company's ability to provide customized extract reports and new services to customers; (ii) increasing data processing efficiency; (iii) enhancing the Company's ability to utilize the Internet as part of future service offerings; (iv) improving service to customers through more efficient use of screens and information; and (v) providing the ability to more effectively purify data through the use of software which will greatly reduce labor and postage expense. The new system also will more effectively support the Company's strategic growth into new service offerings. The new system will utilize Oracle database software and a graphical user interface written in the Visual Basic 5 programming language. See "Risk Factors--Risks Associated with Software Rewrite."

COMPETITION

    The Company operates in a highly competitive business environment. The Company competes with a variety of companies, including large national or multi-national companies which have greater financial resources than the Company and smaller regional or local companies that are involved to varying degrees in the same business. Through its Service Systems Division, Reynolds & Reynolds, Co. ("R&R") offers automobile dealerships database management and customer retention services that compete directly with those of the Company. Through its automobile dealership services group, Automatic Data Processing, Inc. ("ADP") competes with the Company by providing customer retention services similar to those of the Company. The Company believes that R&R and ADP each have significantly more dealership customers than the Company. Moreover, both R&R and ADP have significantly greater financial resources than the Company and both of them actively compete against the Company for dealership business. For example, R&R has recently offered a discount on customer retention systems to dealerships that purchase certain hardware, and software, and ADP has in the past offered free services for up to three months in order to compete on price. In addition, in March 1997, ADP acquired Picture Perfect Promotions, Inc., a provider of lower margin, direct marketing services to automotive dealerships and manufacturers, that may enhance its ability to effectively compete. Moore Corporation Limited also delivers integrated business communications, personalized direct marketing and other related services. The Company also competes to a limited degree with other small customer retention service providers and in-house customer retention systems. As the trend towards dealership consolidation continues, dealerships will be able to create internal economies of scale, and could choose to satisfy their needs internally rather than outsourcing. The decision by the Company's potential customers to internally develop database management and direct marketing services could have a material adverse effect on the Company's business, financial condition and results of operations. Factors affecting the competitive success of the Company's services include knowledge of dealership service department operations, value of the services offered, manufacturer relationships, quality and breadth of service, ability to identify, develop and offer innovative services, ability to overcome difficulties associated with replacing incumbent service providers, pricing and reputation among dealerships. R&R and ADP price their services on a per letter basis and the Company prices its services based on the number of active names in a dealership's database. Therefore, meaningful price comparisons between services of the Company and its competitors are difficult. There can be no assurance that dealerships will not perceive that the Company's services are priced higher than its competitors, that the Company's competitors

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
will not increase their emphasis on programs similar to those offered by the Company, that new competitors will not enter the market, or that dealerships or automobile manufacturers themselves will not introduce competing programs.

TELEMARKETING REGULATIONS

    The Company is subject to federal, state and local laws which regulate telemarketing activities. For example, the Federal Trade Commission has promulgated rules designed to prohibit deceptive and abusive telemarketing acts or practices. Additionally, state laws regulate telemarketing activities in order to protect consumers from fraud and invasions of privacy. Both federal and state regulations set standards for telemarketing practices including, among other things, regulating conduct such as the timing of calls, disclosures to be made, records to be kept and requiring the registration of telemarketers.

    The Company believes its teleservice center is registered in the states that require registration, and the Company has designed procedures to ensure compliance with federal, state and local telemarketing regulations. The Company believes that its teleservice activities are currently in compliance with the requirements of telemarketing regulations in all material respects. However, there can be no assurance that violations will not occur in the future as a result of human error, equipment failure and other causes. Furthermore, telemarketing regulations could become more stringent over time, and the cost of compliance with more stringent laws could be substantial.

    Although the Company believes it is in full compliance with all telemarketing regulations, the Company is unable to predict what effect, if any, the adoption of more stringent regulations would have on its future operations. The Company does not anticipate incurring any future material expenditures in order to remain in compliance with presently applicable telemarketing regulations. See "Risk Factors--Regulation of the Telemarketing Industry."

EMPLOYEES

    As of July 31, 1998, the Company had approximately 488 employees, of whom approximately 357 were full-time and approximately 126 were part-time (primarily teleservice personnel). The Company's employees are not represented by any collective bargaining organization and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good.

PROPERTIES

    The Company leases an approximately 28,000 square foot facility in San Diego, California. The current lease for this facility expires in September 2001. In addition, the Company leases an approximately 7,000 square foot facility in San Diego, California which houses some of Company's teleservice and database operations. The lease for this facility expires on August 31, 1999. In addition, the Company leases an approximately 2,500 square foot facility in Hayward, California that houses repair facilities and some of the Company's modems and dealership communications equipment. The lease for this facility expires in July 2001.

LEGAL PROCEEDINGS

    The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the Company's directors and executive officers as of August 1, 1998:

NAME                                AGE      POSITION
------------------------------      ---      -------------------------------------------------------
Gerald L. Benowitz............          54   Chairman, President and Chief Executive Officer
Samuel Simkin.................          42   Senior Vice President, Chief Financial Officer and
                                               Secretary
Leslie J. Silver..............          47   President, Newgen Consulting Services and Executive
                                               Vice President
James K. Roche................          38   Senior Vice President, Operations
Mario Sanchez.................          42   Vice President and Chief Information Officer
Frederick Wallace.............          51   Vice President, Marketing
Eugene J. Fischer.............          52   Director
H. Robert Gill (1)............          62   Director
Jess R. Marzak (1) (2)........          48   Director
John Moragne..................          40   Director
Abraham L. Simkin.............          76   Director
Bernard C. Simkin (1) (2).....          48   Director
Gary Simkin...................          51   Director
Murray Simkin.................          44   Director
Todd A. Springer..............          31   Director
Bert Winemiller (2)...........          55   Director

------------------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

    GERALD L. BENOWITZ has served as Chairman, President and Chief Executive Officer of the Company since the Company's inception. From October 1984 to June 1991, Mr. Benowitz served as Project Manager for Otay International Center, a 400-acre multi-use industrial park. From May 1980 to August 1984, he served as President and Chief Operating Officer of Harco Medical Electronic Devices, a medical device company. Mr. Benowitz holds a B.S. from the University of Tennessee.

    SAMUEL SIMKIN was named Senior Vice President in August 1998. Mr. Simkin has served as Vice President and Chief Financial Officer of the Company since the Company's inception. From November 1986 to June 1991, Mr. Simkin served as President of Morite Investments, Inc., a private investment company. From June 1978 to November 1986, Mr. Simkin served as Vice President and Secretary of Rudacel Investment Company Limited where he was responsible for investing in and managing various companies, including Mostly Software, a software retailer, and Citation Software, a software distributor. Mr. Simkin holds both a B.A. and an L.L.B. from the University of Manitoba, and an M.B.A. from the University of Western Ontario. He is a member of the Manitoba and California Bars, and is also a Certified General Accountant.

    LESLIE J. SILVER was named Executive Vice President in August 1998. Mr. Silver has served as President of Newgen Consulting Services since the Company's inception. From May 1982 until February 1994, Mr. Silver served in various senior management capacities at Newgen Service Systems, Inc., and its successor corporations, which developed and sold database management and customer retention software to automobile dealerships, primarily in Canada. From May 1976 to April 1982, Mr. Silver served as Vice President of the Western Canadian division of SHL Systemhouse, Inc., an international software development and systems-integration company. Mr. Silver holds both a B.S. and an M.S. from the University of Manitoba.

    JAMES K. ROCHE was named Senior Vice President, Operations in August 1998. Mr. Roche has served as Vice President, Operations of the Company since the Company's inception. Since 1983, Mr. Roche has held management positions with a number of companies that have provided consulting and hardware and software systems to the service departments of automobile dealerships. From May 1991 to September 1993, Mr. Roche served as the General Manager of United States Support Services of Newgen Services, L.P. From September 1990 to April 1991, he served as Director of International Operations of Newgen Services Systems International. From September 1987 to August 1990, Mr. Roche served as Director of United States Operations of Newgen Service Systems, Inc. Mr. Roche holds a B.S. from St. Louis University.

    MARIO SANCHEZ has served as Vice President and Chief Information Officer of the Company since May 1998. Mr. Sanchez is responsible for initiating, developing and directing the Company's Information Technology projects. From April 1997 to May 1998, Mr. Sanchez served as Divisional Vice President, Information Technology for American International Underwriters, a worldwide marketer of property-casualty products. From 1996 to 1997, Mr. Sanchez served as Director of Information Technology for Precision Response Corporation, a telephone-based marketing and customer service company. From 1994 to 1996, Mr. Sanchez served as Director of Communications of the High Performance Database Research Center at Florida International University. Mr. Sanchez holds both a B.A. and an M.S. from Florida International University.

    FRED WALLACE has served as Vice President, Marketing of the Company since June 1998. From 1997 to June 1998, Mr. Wallace served as Vice President, Vehicle Acquisition and Remarketing of AutoNation USA, a division of Republic Industries, Inc., an automobile consolidator. From 1996 to 1997, Mr. Wallace served as Director, Sales and Marketing of Fleetwood Enterprises, Inc., a motorhome manufacturer. From 1990 to 1996, Mr. Wallace directed marketing and promotional activities for Mazda Motor of America. From 1981 to 1990, Mr. Wallace developed and directed marketing plans for Volkswagen of America. From 1968 to 1981, Mr. Wallace developed and coordinated the initial marketing launch for Ford Motor Company's Extended Service Plan. Mr. Wallace holds a B.S. from the University of Florida, Gainsville.

    EUGENE J. FISCHER has been a Director of the Company since August 1996. Since July 1996, Mr. Fischer has been a Managing Member of Capstone Management L.L.C., a venture capital firm. Since October 1988, Mr. Fischer has been a general partner of Pathfinder Venture Capital Funds, a venture capital firm, and a Vice President of Pathfinder Ventures, Inc., its management company. Mr. Fischer is a member of the Board of Directors of Examen Inc., Innerdyne Inc., MobileForce Technologies, Inc. and Portable Energy Products. Mr. Fischer holds a B.S. from the University of Minnesota and an M.S. from the University of California.

    H. ROBERT GILL has been a Director of the Company since September 1996. Mr. Gill has served as Chairman and Chief Executive Officer of MobileForce Technologies, Inc., a computer systems and service provider, since May 1997. From April 1996 to May 1997, Mr. Gill has served as President of the Topaz Group, a consulting services company. From March 1995 to April 1996, he was Senior Vice President of Frontier Corporation, a telecommunications company. Mr. Gill is a member of the Board of Directors of QualMark Corporation, MOSAIX, Inc., Online System Services, Inc. and Spatial Technologies, Inc. Mr. Gill holds a B.E.E. from Indiana Institute of Technology, an M.S.E.E. from Purdue University and an M.B.A. from Pepperdine University.

    JESS R. MARZAK has been a Director of the Company since August 1996. Since January 1994, Mr. Marzak has been a general partner of BankAmerica Ventures, a venture capital firm. Prior to that, Mr. Marzak was a co-founder and general partner of Paragon Partners and Paragon Venture Partners II, each a venture capital firm. In addition, he serves on the Board of Directors of XTRA On-Line, Inc., Kestrel Solutions, Inc. and NovaSoft Systems, Inc. Mr. Marzak holds a B.A. from Occidental College and an M.B.A. from The Wharton School at the University of Pennsylvania.

    JOHN MORAGNE has been a Director of the Company since December 1997. Since 1993, Mr. Moragne has been a Managing Director of Trident Capital Management, LLC, a private investment firm which he helped found ("Trident Capital"). From 1989 to 1993, Mr. Moragne served as a principal of Information Partners, a private equity firm, and from 1989 to 1993, he served as a principal of Bain Capital, a leveraged-buyout firm. Mr. Moragne is a director of DAOU Systems, Inc. Mr. Moragne holds a B.A. from Dartmouth College, an M.S.

from the Stanford Graduate School of Applied Earth Sciences and an M.B.A. from Stanford Graduate School of Business.

    ABRAHAM L. SIMKIN has been a Director of the Company since March 1994. Since the late 1980s, Mr. Simkin has been active in founding and establishing SNS/Assure, Inc. ("SNS"), a Canadian company that provides electronic commerce solutions to a variety of industries and electronically processes insurance claims. Mr. Simkin serves as Chairman of the Board of SNS. Mr. Simkin holds an L.L.B. from the University of Manitoba.

    MURRAY SIMKIN has been a Director of the Company since March 1994. He is currently Chairman of the Board and Chief Executive Officer of Wordwide Roller Hockey Facilities, LLC, a developer and operator of roller hockey facilities. He is also President of Roma Ribs Ltd., a multi-location operator and developer of Tony Roma Restaurants in Canada. In addition, he serves on the Board of Directors of SNS. Mr. Simkin holds a Bachelor of Commerce degree from the University of Manitoba.

    GARY SIMKIN has been a Director of the Company since March 1994. Since 1972, Mr. Simkin has been an active private investor in information and communication-based companies. Since the early 1990s, Mr. Simkin has served on the Board of Directors of SNS. He also serves on the Board of Directors of Doubleday Canada Limited, a publishing company. Mr. Simkin holds a Bachelor of Commerce degree from the University of Manitoba.

    BERNARD C. SIMKIN has been a Director of the Company since March 1994. Since the early 1990s, Mr. Simkin has served on the Board of Directors of SNS. Since 1997, Mr. Simkin has also served as Vice President and a member of the Board of Directors of Westkin Properties, a real estate development company. Mr. Simkin holds a B.A. and an L.L.B. from the University of Manitoba.

    TODD A. SPRINGER has been a director of the Company since December 1997. Since June 1998, Mr. Springer has been a Managing Director of Trident Capital. From March 1996 to June 1998, Mr. Springer served as Vice President of Trident Capital. From September 1994 to February 1996, Mr. Springer was an associate at Jefferies and Company, Inc., an investment bank. Mr. Springer holds a B.S. from The Wharton School at the University of Pennsylvania and an M.B.A. from Stanford University Business School.

    BERT WINEMILLER has been a Director of the Company since December 1997. Mr. Winemiller is currently a private investor and also serves as President of Albert Winemiller, Inc. a consulting company focused on the information processing industry. From 1996 to 1997, Mr. Winemiller served as President and Chief Executive Officer of Research Ltd., an Internet investment database and report publishing company. From 1994 to 1995, Mr. Winemiller served as President and Chief Operating Officer of American Business Information, a credit and business information provider. Mr. Winemiller holds a B.S. and an M.S. from the University of Missouri and an M.B.A. from Harvard Business School.

    Under the terms of the Restated Certificate, the Company's Board of Directors is divided into three classes, serving staggered terms of three years, and any vacancies that occur during the year may be filled by the Company's Board of Directors for the remainder of the full term. Gerald L. Benowitz, H. Robert Gill, Murray Simkin and Todd A. Springer serve as Class I directors, whose term will expire at the first annual meeting of stockholders following the closing of this offering. Jess R. Marzak, Gary Simkin and Bert Winemiller serve as Class II directors, whose term will expire at the second annual meeting of stockholders following the closing of this offering. Abraham L. Simkin, Eugene
J. Fischer, Bernard C. Simkin and John Moragne serve as Class III directors, whose term will expire at the third annual meeting of stockholders following the closing of this offering. Officers serve at the discretion of the Board of Directors. Gary Simkin, Bernard C. Simkin and Murray Simkin are brothers. Abraham L. Simkin is their father and Samuel Simkin is their first cousin.

COMMITTEES OF THE BOARD OF DIRECTORS

    Following the offering, the Audit Committee will consist of Bernard C. Simkin, H. Robert Gill and Jess R. Marzak. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's audit and control functions.

    Following the offering, the Compensation Committee will consist of Bernard
C. Simkin, Jess R. Marzak and Bert Winemiller. The Compensation Committee makes recommendations regarding the Company's 1998 Equity Incentive Plan and makes recommendations concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTOR COMPENSATION

    The Company's directors do not currently receive any cash compensation for services on the Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. All directors are eligible to participate in the Company's 1998 Equity Incentive Plan. Non-employee directors receive automatic grants of options under the Company's Non-Employee Directors' Stock Option Plan as described below. See "Management--Equity Incentive Plan" and "--Non-Employee Directors' Stock Option Plan."

BOARD-COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

    The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to, the Company in all capacities during the fiscal year ended December 31, 1997 by (i) the Company's Chief Executive Officer and (ii) the Company's four other most highly compensated executive officers (together, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                            ANNUAL COMPENSATION    -------------
                                                                    (1)             SECURITIES
                                                           ----------------------   UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     SALARY ($)  BONUS ($)    OPTIONS (#)   COMPENSATION ($)
----------------------------------------------  ---------  ----------  ----------  -------------  ----------------
Gerald L. Benowitz ...........................       1997  $  228,000  $  145,000      200,000       $   12,000(3)
  President and Chief Executive Officer

Samuel Simkin ................................       1997     125,000      46,875       50,000            6,000(3)
  Senior Vice President, Chief Financial
  Officer and Secretary

Leslie J. Silver .............................       1997     188,000     301,271       50,000            6,000(3)
  President, Newgen Consulting Services,
  Executive Vice President

James K. Roche ...............................       1997     100,000      18,750       11,500            6,000(3)
  Senior Vice President, Operations

Jefferey B. Davis (2) ........................       1997          --     248,433       11,500            6,000(3)
  Vice President, Sales

------------------------

(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) Mr. Davis is no longer employed by the Company effective August 1998.

(3) Includes $6,000 of automobile expenses.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table provides certain summary information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1997.

                                                                INDIVIDUAL GRANTS
                            ------------------------------------------------------------------------------------------
                                                                                            POTENTIAL REALIZABLE VALUE
                                                                                                        AT
                                                                                             ASSUMED ANNUAL RATES OF
                             NUMBER OF                                                                STOCK
                            SECURITIES     PERCENT OF TOTAL                                   PRICE APPRECIATION FOR
                            UNDERLYING    OPTIONS GRANTED TO      EXERCISE                      OPTION TERM ($)(3)
                              OPTIONS     EMPLOYEES IN FISCAL     PRICE PER    EXPIRATION   --------------------------
NAME                        GRANTED (#)       YEAR (%)(1)       SHARE ($)(2)      DATE           5%           10%
--------------------------  -----------  ---------------------  -------------  -----------  ------------  ------------
Gerald L. Benowitz........     200,000              32.5%         $    0.90      11/30/07    $  113,201    $  286,874
Samuel Simkin.............      50,000               8.1               0.90      11/30/07        28,300        71,718
Leslie J. Silver..........      50,000               8.1               0.90      11/30/07        28,300        71,718
James K. Roche............      11,500               1.9               0.90      11/30/07         6,509        16,495
Jefferey B. Davis (4).....      11,500               1.9               0.90      11/30/07         6,509        16,495

------------------------

(1) Based on options to purchase 616,250 shares granted to employees in 1997, including the Named Executive Officers. The options were granted under the 1996 Equity Incentive Plan. The options vest 25% on the first anniversary of the vesting commencement date and 25% on each anniversary thereafter. The term of each option is the earlier of (i) 10 years or (ii) 90 days after termination of the optionee's services to the Company.

(2) Represents the fair market value of the underlying Common Stock as determined by the Board of Directors on the date of grant.

(3) The potential realizable value is calculated based on the term of the option (10 years) and is calculated by assuming that the fair market value of Common Stock on the date of the grant as determined by the Board appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and the Common Stock received therefor is sold on the last day of the term of the option for the appreciated price. The 5% and 10% rates of appreciation are derived from the rules of the Commission. The actual value realized may be greater than or less than the potential realizable values set forth in the table.

(4) Mr. Davis is no longer employed by the Company effective August 1998.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    There were no exercises of options by any Named Executive Officer in the fiscal year ended December 31, 1997.

1996 EQUITY INCENTIVE PLAN

    The Company's 1996 Equity Incentive Plan (the "1996 Plan") was adopted in August 1996. An aggregate of 700,000 shares of Common Stock have been reserved for issuance under the 1996 Plan as of June 30, 1998. The 1996 Plan provides for the grant, to employees, directors and consultants of the Company, of incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that do not so qualify ("Nonstatutory Stock Options") and rights to purchase restricted stock (Incentive Stock Options, Nonstatutory Stock Options and rights to purchase restricted stock are hereinafter collectively referred to as "Stock Awards"). The 1996 Plan is administered by the Board of Directors (the "Board") or a Committee appointed by the Board. Subject to the limitations set forth in the 1996 Plan, the Board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each Stock Award, to determine whether an option is to be an Incentive Stock Option or a Nonstatutory Stock Option, to establish vesting schedules, to specify the option exercise or stock purchase price and the type of consideration to be paid to the Company upon exercise or purchase and, subject to certain restrictions, to specify other terms of Stock Awards.

    The maximum term of options granted under the 1996 Plan is 10 years. Options granted under the 1996 Plan generally are non-transferable and expire three months after the termination of an optionee's service to the Company. In general, if an optionee is permanently disabled or dies during his or her service to the Company, such person's option may be exercised up to 12 months following such disability or death.

    The exercise price of options granted under the 1996 Plan is determined by the Board in accordance with the guidelines set forth in the 1996 Plan. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. The exercise price of a Nonstatutory Stock Option cannot be less than 85% of the fair market value of the Common Stock on the date of grant. Options granted under the 1996 Plan vest at the rate specified in the option agreement. The exercise price of Incentive Stock Options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of the Company's capital stock (a "10% Stockholder") must be at least 110% of the fair market value of the Common Stock on the date of grant and the term of such Incentive Stock Options cannot exceed five years. Options may be exercised prior to vesting, subject to a right in favor of the Company to repurchase unvested shares.

    Any restricted stock purchase awards granted under the 1996 Plan will be in such form and will contain terms and conditions as the Board deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the Company's Common Stock on the date of grant; provided that, in the case of a sale to a 10% Stockholder, the purchase price will be not less than 100% of the fair market value of the Company's Common Stock on the date of grant. Restricted stock purchase agreements awarded under the 1996 Plan generally are non-transferable.

    Shares subject to Stock Awards that have expired or have otherwise terminated without having been exercised in full become available again for grant under the 1996 Plan. The Board has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

    Upon certain changes in control of the Company, all outstanding Stock Awards under the 1996 Plan shall either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such Stock Awards, then such Stock Awards shall expire at such time and on such conditions as the Board shall determine.

    As of June 30, 1998, options to purchase 555,200 shares of Common Stock were outstanding. The 1996 Plan will terminate in August 2006 unless sooner terminated by the Board. The Company does not intend to grant any further options under the 1996 Plan. Outstanding options will be governed by the original terms of those grants.

1998 EQUITY INCENTIVE PLAN

    The Company adopted its 1998 Equity Incentive Plan (the "1998 Plan") in August 1998. An aggregate of 1,000,000 shares of the Company's Common Stock have initially been reserved for issuance pursuant to the exercise of stock awards granted to employees, directors and consultants under the 1998 Plan. An additional 500,000 shares may be reserved for issuance under the 1998 Plan to the extent that options outstanding on the effective date of this offering under the Company's 1996 Plan are returned to the 1996 Plan. The 1998 Plan will terminate in August 2008, unless sooner terminated by the Board.

    The 1998 Plan permits the granting of options intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Code to employees (including officers and employee directors) and Nonstatutory Stock Options (together with Incentive Stock Options, the "Options") to employees (including officers and employee directors), directors and consultants (including non-employee directors). In addition, the 1998 Plan permits the granting of Stock Appreciation Rights ("SARs") appurtenant to or independently of Options, as well as stock bonuses and rights to purchase restricted stock (Options, SARs, stock bonuses and rights to purchase restricted stock are hereinafter referred to as "Stock Awards"). No person is eligible to be granted Options and SARs covering more than 300,000 shares of the Company's Common Stock in any calendar year.

    The 1998 Plan is administered by the Board or a committee appointed by the Board. Subject to the limitations set forth in the 1998 Plan, the Board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each Stock Award, to determine whether an Option is to be an Incentive Stock Option or a Nonstatutory Stock Option, to establish vesting schedules, to specify the Option exercise price and the type of consideration to be paid to the Company upon exercise and, subject to certain restrictions, to specify other terms of Stock Awards.

    The maximum term of Options granted under the 1998 Plan is 10 years. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year (under all such plans of the Company and its affiliates) may not exceed $100,000, or the Options or portion thereof which exceed such limit (according to the order in which they are granted) shall be treated as Nonstatutory Stock Options. Options granted under the 1998 Plan generally are non-transferable and expire 30 days after the termination of an optionee's service to the Company. In general, if an optionee is permanently disabled during his or her service to the Company, such person's Options may be exercised up to six months following such disability and if an optionee dies during that period, such person's options may be exercised up to 12 months following such death.

    The exercise price of Options granted under the 1998 Plan is determined by the Board of Directors in accordance with the guidelines set forth in the 1998 Plan. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the Common Stock on the date of the grant. The exercise price of a Nonstatutory Stock Option cannot be less than 85% of the fair market value of the Common Stock on the date of grant. Options granted under the 1998 Plan vest at the rate specified in the option agreement. The exercise price of Incentive Stock Options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of the Company's capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such Incentive Stock Options cannot exceed five years.

    Any stock bonuses or restricted stock purchase awards granted under the 1998 Plan shall be in such form and will contain such terms and conditions as the Board deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of the Company's Common Stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1998 Plan are generally non-transferable.

    Pursuant to the 1998 Plan, shares subject to Stock Awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but shares subject to exercised SARs will not again become available for grant. The Board of Directors has the authority to reprice outstanding Options and SARs and to offer optionees and holders of SARs the opportunity to replace outstanding Options and SARs with new Options or SARs for the same or a different number of shares.

    Upon certain changes in control of the Company, all outstanding Stock Awards under the 1998 Plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute such Stock Awards, such Stock Awards will be terminated to the extent not exercised prior to such change in control.

    Since August 1, 1998, the Company has not granted Options to purchase shares of Common Stock pursuant to the 1998 Plan.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    In August 1998, the Company adopted its Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company. The Directors' Plan is administered by the Board, unless the Board delegates administration to a committee of at least two disinterested directors.

    The maximum number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 150,000. Pursuant to the terms of the Directors' Plan: (i) each person who, on the effective date of this offering, is a non-employee director or, after the effective date of this offering, for the first time becomes a non-employee director automatically will be granted, upon the effective date of this offering or upon the date of his or her initial appointment or election to be a non-employee director, as the case may be, a one-time option to purchase 6,000 shares of Common Stock (the "Inaugural Option"); and (ii) on the date of each annual meeting of the stockholders of the Company after the effective date of this offering (other than any such annual meeting held in 1998), each person who is elected at such annual meeting to serve as a non-employee director (who was also a non-employee director prior to such annual meeting) automatically will be granted an option to purchase 2,000 shares of Common Stock.

    No options granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. The Inaugural Option vests monthly over a three-year period. All other options granted under the Directors' Plan vest monthly over a one-year period. The exercise price of options under the Directors' Plan will equal 100% of the fair market value of the Common Stock on the date of grant. Options granted under the Directors' Plan are generally non-transferable. Unless otherwise terminated by the Board of Directors, the Directors' Plan automatically terminates when all of the Company's common stock reserved for issuance under the Directors' Plan has been issued. As of the date hereof, no options to purchase shares of Common Stock have been granted under the Directors' Plan. Options granted under the Directors' Plan vest in full upon certain changes in ownership or control of the Company.

EMPLOYEE STOCK PURCHASE PLAN

    In August 1998, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan"), subject to stockholder approval covering an aggregate of 350,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan will commence on the effective date of this offering and terminate 27 months after the effective date of this offering.

    Unless otherwise determined by the Board, employees are eligible to participate in the Purchase Plan only if they are employed by the Company or a subsidiary of the Company designated by the Board for at least 20 hours per week and are customarily employed by the Company or a subsidiary of the Company designated by the Board for at least five months per calendar year. Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the Purchase Plan. The amount withheld is then used to purchase shares of the Common Stock on specified dates determined by the Board. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period and participation ends automatically on termination of employment with the Company.

    In the event of a merger, reorganization, consolidation or liquidation involving the Company, the Board has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation or the Board may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such merger or other transaction. The Board has the authority to amend or terminate the Purchase Plan, provided, however, that no such action may adversely affect any outstanding rights to purchase Common Stock.

401(K) PLAN

    In January 1996, the Board adopted an employee retirement savings plan (the "401(k) Plan") covering certain of the Company's employees who have at least one year of service with the Company and work a minimum of 1,000 hours during the plan year. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1998) and have the amount of such reduction contributed to the 401(k) Plan. In addition, eligible employees may make roll-over contributions to the 401(k) Plan from a tax-qualified retirement plan. The 401(k) Plan allows for the Company to make discretionary matching and additional profit sharing contributions. Contributions made by the Company were $34,492 in 1997.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

    The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by such persons. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and executive officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnification agreements with each of its directors and executive officers.

    In addition, the Company's Restated Certificate provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law") or (iv) for any transaction from which the director derives an improper personal benefit. The Restated Certificate also provides that if the Delaware Law is amended after the approval by the Company's stockholders of the Restated Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company's directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                              CERTAIN TRANSACTIONS

    The following is a description of transactions since January 1, 1995, to which the Company has been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the capital stock of the Company had or will have a direct or indirect material interest other than compensation arrangements which are otherwise required to be described under "Management."

    In August and December 1996, the Company sold in a private placement 1,250,137 shares of Series A Preferred Stock at a purchase price of $4.40 per share, pursuant to a Series A Preferred Stock Agreement dated August 7, 1996 (the "Series A Agreement"). See Note 6 of Notes to Financial Statements for a description of the Series A Preferred Stock. Upon the closing of this offering, each share of Series A Preferred Stock will automatically convert into one share of Common Stock. The following directors and beneficial owners of more than 5% of the Company's Common Stock (assuming the conversion of all shares of Preferred Stock into Common Stock) acquired beneficial ownership of Series A Preferred Stock pursuant to the Series A Agreement:

                                                                                     NO. OF
DIRECTORS/5% STOCKHOLDERS                                                            SHARES
--------------------------------------------------------------------------------  ------------
Eugene J. Fisher/Capstone Ventures..............................................      397,775
Jess R. Marzak/Entities Affiliated with BankAmerica Ventures....................      795,545

    In November 1997, the Company sold in a private placement 2,158,604 shares of Series B Preferred Stock at a purchase price of $4.52 per share (the "Series B Financing"), pursuant to a Series B Preferred Stock Agreement dated November 26, 1997 (the "Series B Agreement"). See Note 6 of Notes to Financial Statements for a description of the Series B Preferred Stock. Upon the closing of this offering, each share of Series B Preferred Stock will automatically convert into one share of Common Stock. The following directors and beneficial owners of more than 5% of the Company's Common Stock (assuming the conversion of all shares of Preferred Stock into Common Stock) acquired beneficial ownership of Series B Preferred Stock pursuant to the Series B Agreement:

                                                                                     NO. OF
DIRECTORS/5% STOCKHOLDERS                                                            SHARES
--------------------------------------------------------------------------------  ------------
John Moragne and Todd A. Springer/Entities Affiliated with Trident Companies....    1,592,921
Eugene J. Fischer/Capstone Ventures.............................................      111,172
Jess R. Marzak/Entities Affiliated with BankAmerica Ventures....................      294,246
Johari Investment Company Ltd. ("Johari").......................................       36,873
Bernard Simkin..................................................................       36,873
Murray Simkin...................................................................       36,873

    In May and September 1997, the Company issued certain Convertible Unsecured Promissory Notes (the "Notes") in 1997 in the aggregate amount of $2,332,500 (the "Bridge Financings") to directors of the Company and entities affiliated with directors of the Company as follows: BankAmerica Ventures ($1,197,000) and BA Venture Partners II ($133,000), affiliated with Jess R. Marzak; Johari ($166,667), affiliated with Gary Simkin; Bernard C. Simkin ($166,667); Murray Simkin ($166,667); and Capstone Ventures ($502,500), affiliated with Eugene J. Fisher. All Notes were converted on November 26, 1997, in connection with the Company's Series B Financing, into shares of the Company's Series B Preferred Stock, at a purchase price of $4.52 per share.

    In connection with the Bridge Financings, the Company issued warrants to purchase an aggregate of 106,024 shares of its Common Stock (the "Bridge Warrants") in the following amounts to directors of the Company and to entities affiliated with certain directors of the Company as follows: 54,409 to BankAmerica Ventures and 6,046 to BA Venture Partners II, affiliated with Jess
R. Marzak; 22,842 to Capstone Ventures, affiliated with Eugene J. Fisher; 7,575 to Johari, affiliated with Gary Simkin; and 7,576 to each of Bernard C. Simkin and Murray Simkin.

    In January 1996, the Simkin Children Irrevocable Trust and Samuel Simkin, the Company's Senior Vice President, Chief Financial Officer and Secretary, loaned the Company $220,000 and $380,000, respectively, pursuant to secured promissory notes, with the principal amounts due on the earlier of the Company's initial public offering and December 12, 1998. Interest is payable monthly and is charged at a rate of prime plus 2.0%. In addition, a bonus is payable annually to the noteholders at a rate of 1.7%. The Company intends to use a portion of the proceeds received from the offering to repay these promissory notes. See "Description of Capital Stock."

    Between January and August 1996, Abraham Simkin, a director of the Company, loaned the Company various amounts. As of August 31, 1996 such amounts totaled $400,000 pursuant to a secured promissory note. Interest was charged at a rate of prime plus 2.0%. In addition, during the periods that the loan was outstanding, a bonus was paid annually to Mr. Simkin at a rate of 1.7%. The Company repaid this loan in December 1997.

    In March 1994, the Company entered into an agency agreement with Newgen Services L.P., a company owned by certain members of the Company's Board of Directors. Pursuant to the agency agreement, Newgen Services L.P. funded the Company's operations and, as a result, substantially all of the Company's revenues and expenses were reported by Newgen Services L.P. Such amounts have, however, been included in the Company's consolidated results of operations from the Company's inception through the termination of the agency agreement in January 1996.

    Effective January 1, 1996, the Company entered into an administrative services agreement with Newgen Services L.P. pursuant to which the Company agreed to provide administrative services for Newgen Services L.P. in exchange for the monthly payment of $7,500, which is subject to adjustment. The term of this agreement was for a period of one year, with automatic renewals for additional one-year periods, unless terminated by the mutual consent of both parties to the agreement. Amounts earned under this agreement totaled $90,000 for 1997.

    The Company entered into capital lease agreements for certain equipment with parties related to one of the stockholders. At December 31, 1997, the payments remaining under these leases totaled $7,000. The lease agreements expire in 1998.

    The Company entered into certain other agreements in connection with the Series A Agreement and the Series B Agreement. Pursuant to one such agreement, certain stockholders acquired registration rights. See "Description of Capital Stock--Registration Rights."

    The Company has entered into indemnification agreements with each of its directors and executive officers. See "Management--Limitation on Directors' and Executive Officers' Liability and Indemnification."

    The Company has granted options to certain of its directors and executive officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of June 30, 1998 and as adjusted to reflect the sale of shares by the Company and the Selling Stockholders for (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) all directors and executive officers as a group and (v) each of the Selling Stockholders. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has an address in care of the Company's principal executive offices.

                                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                             OWNED BEFORE THE                      OWNED AFTER THE
                                                                OFFERING(1)         SHARES         OFFERING(1)(2)
                                                           ---------------------     BEING     -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER (1)(2)                  NUMBER     PERCENT     OFFERED      NUMBER      PERCENT
---------------------------------------------------------  ----------  ---------  -----------  ----------  -----------
Entities Affiliated with
  Trident Capital Management, L.L.C. (3).................   1,592,921      22.2%
2480 Sand Hill Road
Menlo Park, CA 94025

Entities Affiliated with
  BankAmerica Ventures (4)...............................   1,150,246      15.9%
950 Tower Lane, Suite 700
Foster City, CA 94404

Johari Investment Company Ltd. (5).......................     975,629      13.6%
6289 Carnarvon Street
Vancouver, B.C.
Canada, V6N1K3

Bernard C. Simkin (6)....................................     975,630      13.6%
P.O. Box 9532
Rancho Santa Fe, CA 92067

Murray Simkin (7)........................................     975,630      13.6%
P.O. Box 7102
Rancho Santa Fe, CA 92067

Gary Simkin (8)..........................................     975,629      13.6%
6289 Carnarvon Street
Vancouver, B.C.
Canada, V6N1K3

Capstone Ventures (9)....................................     531,789       7.4%
3000 Sand Hill Road
Building 3, Suite 255
Menlo Park, CA 94025

Gerald L. Benowitz.......................................     327,185       4.6%
Newgen Results Corp.
12680 High Bluff Drive, Suite 300
San Diego, CA 92130

K&S Imports, Inc. (10)...................................     271,218       3.8%
Newgen Results Corp.
12680 High Bluff Drive, Suite 300
San Diego, CA 92130

                                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                             OWNED BEFORE THE                      OWNED AFTER THE
                                                                OFFERING(1)         SHARES         OFFERING(1)(2)
                                                           ---------------------     BEING     -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER (1)(2)                  NUMBER     PERCENT     OFFERED      NUMBER      PERCENT
---------------------------------------------------------  ----------  ---------  -----------  ----------  -----------
Leslie J. Silver (11)....................................     240,123       3.3%
Newgen Results Corp.
12680 High Bluff Drive, Suite 300
San Diego, CA 92130

James K. Roche...........................................      38,423          *
Newgen Results Corp.
12680 High Bluff Drive, Suite 300
San Diego, CA 92130

Jefferey B. Davis (12)...................................      38,423          *
5180 Windsor Drive
Oceanside, CA 92109

All directors and officers as a group (15 persons) (13)     7,117,217      97.7%

------------------------

  * Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 7,175,656 shares of Common Stock outstanding on an as-converted basis as of June 30, 1998.

 (2) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." If the Underwriters' over-allotment option is exercised in
     full, the Company will sell up to an aggregate of      shares of Common
     Stock of the Company, and up to      shares of Common Stock will be
     outstanding after the completion of this offering.

 (3) Of the total shares indicated as beneficially owned, Information
     Associates - II, L.P. owns 923,430 shares which represent 12.9% and % of the total shares before and after this offering, respectively. Information Associates, L.P. owns 598,908 shares which represent 8.3% and % of total shares before and after this offering, respectively. IA-II Affiliates Fund, L.L.C. owns 53,869 shares and Information Associates, C.V. owns 16,714 which represent less than one percent of total shares before and after this offering. The general partner of Information Associates - II, L.P., Information Associates, L.P., IA-II Affiliates Fund, L.L.C. and Information Associates, C.V. is Trident Capital Management, L.L.C., a Delaware limited liability company ("Trident Capital"). The members of Trident Capital include John Moragne and Todd A. Springer, directors of the Company. Mr. Moragne and Mr. Springer disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest in such shares arising from their interest in Trident Capital.

 (4) Of the total shares indicated as beneficially owned, BankAmerica Ventures
     owns 980,812 shares which represent 13.7% and    % of total shares before
     and after this offering, respectively. BA Venture Partners II owns 108,979
     shares which represent 1.5% and    % of total shares before and after this
     offering, respectively. Such share amounts include 54,509 and 6,046 shares issuable upon the exercise of warrants held by BankAmerica Ventures and BA Venture Partners II, respectively. Jess R. Marzak, a director of the Company, is a Managing Director of BankAmerica Ventures and a General Partner of BA Venture Partners II. Mr. Marzak disclaims beneficial ownership of all shares owned by BankAmerica Ventures and BA Venture Partners II except to the extent of his proportionate general partnership interest in BA Venture Partners II.

 (5) Includes 7,575 shares of Common Stock issuable upon the exercise of warrants held by Johari Investment Company Ltd. ("Johari"). Gary Simkin, a Director of the Company, is the President of Johari. Mr. Simkin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (6) Includes 7,576 shares of Common Stock issuable upon the exercise of warrants held by Bernard C. Simkin.

 (7) Includes 7,576 shares of Common Stock issuable upon the exercise of warrants held by Murray Simkin.

 (8) Includes shares of Common Stock held by Johari. See Note 5 above.

 (9) Includes 22,842 shares of Common Stock issuable upon the exercise of warrants held by Capstone Ventures ("Capstone"). Eugene J. Fischer, a director of the Company, is a Managing Member of Capstone Management LLC, the general partner of Capstone. Mr. Fischer disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (10) Samuel Simkin, the Chief Financial Officer of the Company, is the President of K&S Imports, Inc. ("K&S"). Mr. Simkin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (11) Includes 232,623 shares of Common Stock held by the Silver Family Trust dated January 15, 1996, of which Leslie J. Silver and Francis Silver are Co-Trustees, and 7,500 shares held by Leslie J. Silver as Custodian for Leigh Silver, Mason Silver and Darcy Silver.

 (12) Mr. Davis is no longer employed by the Company effective August 1998.

 (13) Includes 106,024 shares subject to warrants. See Notes 3, 4, 5, 6, 7, 8, 9 and 11.

                          DESCRIPTION OF CAPITAL STOCK

    Effective upon the closing of this offering, the authorized capital stock of the Company consists of 28,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

    As of June 30, 1998, there were 7,175,656 shares of Common Stock outstanding held of record by 22 stockholders, after giving effect to the conversion of all outstanding shares of Preferred Stock into 3,408,741 shares of Common Stock.

    The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

    Certain holders of Common Stock are entitled to registration rights. See "--Registration Rights".

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of Preferred Stock will be converted into 3,408,741 shares of Common Stock. Following such conversion, the Company's Certificate of Incorporation will be amended and restated to delete all references to such shares of Preferred Stock. Under the Certificate of Incorporation, as amended and restated upon the closing of this offering (the "Restated Certificate"), the Board will have the authority, without further action by stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such Preferred Stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

    In November 1996, in conjunction with the execution of a Revolving Loan and Security Agreement with Silicon Valley Bank ("SVB"), the Company issued to SVB a warrant to purchase up to 10,000 shares of Series A Preferred Stock. Upon the closing of this offering, this warrant shall become a warrant to purchase 10,000 shares of Common Stock. The warrant has an exercise price of $4.40 per share, and expires on November 27, 2001.

    In May and September 1997, in connection with the Bridge Financings, the Company issued Bridge Warrants to purchase an aggregate of 106,024 shares of its Common Stock in the following amounts to the following entities: 54,409 to BankAmerica Ventures, 6,046 to BA Venture Partners II, 22,842 to Capstone Ventures 7,576 to each of Bernard C. Simkin and Murray Simkin and 7,575 to Johari. The exercise price of the Bridge Warrants is $0.75 per share. The Bridge Warrants may be exercised by applying the value of a portion of the Bridge Warrants (equal to the number of shares issuable under the Bridge Warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the Bridge Warrant, less the aggregate per share exercise price) in lieu of payment of the exercise price per share. 30,770 of the Bridge Warrants expire in May 2002, 61,618 expire in September 2002 and 13,636 will expire in November 2002.

REGISTRATION RIGHTS

    After this offering, the holders of              shares of Common Stock will
be entitled to certain rights with respect to the registration of such shares under the Securities Act; the Restated Investor Rights Agreement provides such
rights to holders of     shares of Common Stock. Under the terms of the Restated
Investor Rights Agreement, if the Company proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled, subject to certain limitations, to include shares
therein. The holders of    shares of Common Stock may also require the Company
to file a registration statement under the Securities Act with respect to their shares, and the Company is required to use its best efforts to effect such
registrations. Furthermore, the holders of      shares of Common Stock may
require the Company to register their shares on Form S-3 when such form becomes available to the Company. Generally, the Company is required to bear all registration and selling expenses incurred in connection with any such registrations. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

DELAWARE ANTI-TAKEOVER LAW

    The Company is governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sale or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

    The Company's Restated Certificate provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the composition of the Board of Directors, as the classification of the Board of Directors generally increases the difficulty of replacing a majority of directors. The Company's Restated Certificate provides that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, the Company's Bylaws provide that special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors, the Chief Executive Officer of the Company, by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of 10% of the outstanding voting stock of the Company. The Company's Restated Certificate also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in the Restated Certificate and the Company's Bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of the Company or its management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management of the Company or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of the Company's Common Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

    Upon completion of this offering, the Company will have outstanding an
aggregate of           shares of Common Stock, assuming (i) no exercise of the
Underwriters' over-allotment option and (ii) no exercise of options or warrants to purchase 671,224 shares of Common Stock outstanding as of June 30, 1998. Of
these shares, the     shares of Common Stock sold in this offering will be
freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The
remaining           shares of Common Stock held by existing stockholders are
"restricted securities" as that term is defined in Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for
sale in the public market as follows:           shares of Common Stock will be
eligible for sale as of the effective date of this Offering (the "Effective
Date") without restriction pursuant to Rule 144(k);           shares will be
eligible for sale beginning 90 days after the Effective Date without restriction
pursuant to Rule 701;           shares will be eligible for sale beginning 90
days after the Effective Date subject to the volume and other restrictions of Rule 144; and from time to time, during the period beginning 90 days following
the Effective Date and ending one year following the Effective Date,      shares
will become eligible for sale subject to the volume and other restrictions of Rule 144.

    Upon completion of this offering, the holders of      shares of Common
Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

    The Company's officers, directors and stockholders have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, directly
or indirectly offer, sell, contract to sell or otherwise dispose of     shares
of the Restricted Shares or any securities convertible into or exercisable or exchangeable for Common Stock during the 180-day period commencing on the Effective Date (the "Lock-Up Agreement"). The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, (i) directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during such 180-day period (the "180-day Lock-Up") except for the sale of the shares of Common Stock in this offering, the issuance of options and shares of Common Stock pursuant to the Company's employee benefit plans and the issuance of shares of Common Stock upon exercise of warrants or options presently outstanding; provided, however, that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period or (ii) allow any security holder of the Company subject to the Lock-Up Agreement to sell, transfer or otherwise dispose any shares of Common Stock or security exercisable for Common Stock without the prior written consent of Hambrecht & Quist LLC. Any shares subject to the Lock-Up Agreement may be released at any time by Hambrecht & Quist LLC.

    Pursuant to certain amendments to Rule 144 that became effective in April 1997 (the "Rule 144 Amendments"), an Affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year will be entitled to sell in any three month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares under Rule 144(k), as amended by the Rule 144 Amendments, without regard to the limitations described above.

    An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the Effective Date. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

    The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the 1996 Equity Incentive Plan, the 1998 Equity Incentive Plan, the 1998 Employee Stock Purchase Plan and the 1998 Non-Employee Directors Stock Option Plan. See "Management". Based on the number of options outstanding and options and shares reserved for issuance at August 15, 1998, such registration statement would cover approximately 2,700,000 shares. Such registration statement is expected to be filed and to become effective as soon as practicable after the date hereof. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the Lock-Up Agreement described above. See "Management."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                           NUMBER OF
NAME                                                                        SHARES
------------------------------------------------------------------------  -----------
Hambrecht & Quist LLC...................................................
BancBoston Robertson Stephens Inc.......................................
Dain Rauscher Wessels...................................................
                                                                          -----------
Total...................................................................
                                                                          -----------
                                                                          -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, the Selling Stockholders, their counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $    per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have advised the Company that the Underwriters do not intend to confirm discretionary sales in excess of five percent of the shares of Common Stock offered hereby.

    The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    The Selling Stockholders and certain other stockholders of the Company, including the executive officers and directors, who will own in the aggregate shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

    Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price are the prevailing market and economic conditions, revenue and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

    Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    In September 1997, the Company entered into an agreement (the "Placement Agent Agreement") with a predecessor entity of BancBoston Robertson Stephens Inc. under which this predecessor entity of BancBoston Robertson Stephens Inc. acted as the Company's exclusive placement agent in connection with the Company's Series B Financing. The Company paid to this predecessor entity of BancBoston Robertson Stephens Inc. as compensation under the Placement Agent Agreement (i) a $350,000 fee; and (ii) a number of shares of the Company's Series B Preferred Stock with an aggregate value equal to one percent of the gross proceeds received by the Company from the Series B Financing, using the same price per share paid by the other Series B Preferred Stock investors.

    In September 1997, in connection with a Bridge Financing, Capstone Ventures, an affiliate of Dain Rauscher Wessels, received an Unsecured Convertible Promissory Note in the amount $167,500, which was converted into 37,057 shares of Series B Preferred Stock as part of the Series B Financing at the Series B Preferred Stock per share price of $4.52. In addition, Capstone Ventures received warrants to purchase 12,534 shares of Common Stock at an exercise price of $0.75 per share as part of the Bridge Financing.

    In November and December 1997, in connection with the Series B Financing, the Company issued an aggregate of 2,158,604 shares of the Company's Series B Preferred Stock at a per share price of $4.52. A predecessor entity of BancBoston Robertson Stephens Inc. received an aggregate of 15,929 shares of Series B Preferred Stock in accordance with the terms of the Placement Agent Agreement. In addition, Capstone

Ventures, an affiliate of Dain Rauscher Wessels, purchased an aggregate of 111,172 shares of Series B Preferred Stock (including the 37,057 shares from the conversion of the Unsecured Convertible Promissory Note), which will be converted into 111,172 shares of the Company's Common Stock upon completion of this offering.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Cooley Godward LLP, San Diego, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain members and associates of Cooley Godward beneficially own an aggregate of approximately 5,530 shares of Common Stock through an investment partnership.

                                    EXPERTS

    The consolidated financial statements of the Company as of June 30, 1998 and December 31, 1997 and 1996 and for the six months ended June 30, 1998 and for the three years in the period ended December 31, 1997 included in this Prospectus or elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

    A Registration Statement on Form S-1 including amendments thereto relating to the Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the content of any contract or other document filed as an exhibit to the Registration Statement are qualified in all respects by such reference. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants...................................................................         F-2

Consolidated Balance Sheets--December 31, 1996 and 1997 and June 30, 1998..................................         F-3

Consolidated Statements of Operations--Years Ended December 31, 1995, 1996 and 1997 and Six Months Ended
 June 30, 1997 (unaudited) and 1998........................................................................         F-5

Consolidated Statements of Stockholders' Deficit--Years Ended December 31, 1995, 1996 and 1997 and Six
 Months Ended 1998.........................................................................................         F-6

Consolidated Statements of Cash Flows--Years Ended December 31, 1995, 1996 and 1997 and Six Months Ended
 June 30, 1997 (unaudited) and 1998........................................................................         F-7

Notes to Consolidated Financial Statements.................................................................         F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO NEWGEN RESULTS CORPORATION:

    We have audited the accompanying consolidated balance sheets of NEWGEN RESULTS CORPORATION (a California corporation) and subsidiary as of December 31, 1996 and 1997 and June 30, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1997 and for the six month period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newgen Results Corporation and subsidiary as of December 31, 1996 and 1997, and June 30, 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and for the six month period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
August 24, 1998

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                               DECEMBER 31,
                                                                        ---------------------------    JUNE 30,
                                                                            1996          1997           1998
                                                                        ------------  -------------  -------------
CURRENT ASSETS:
  Cash and cash equivalents...........................................  $    127,658  $   4,630,147  $   2,132,642
  Restricted cash.....................................................       566,105             --             --
  Accounts receivable, net of allowance for doubtful accounts of
    $127,000, $114,000 and $299,000, respectively.....................     2,822,934      4,909,831      7,957,033
  Prepaid expenses and other..........................................       184,726        645,559        509,130
                                                                        ------------  -------------  -------------
    Total current assets..............................................     3,701,423     10,185,537     10,598,805
PROPERTY AND EQUIPMENT, net of accumulated depreciation and
  amortization of $671,000, $1,508,000 and $2,064,000, respectively...     1,721,756      2,046,662      2,619,270
OTHER ASSETS..........................................................        69,174         69,883         58,130
                                                                        ------------  -------------  -------------
    Total assets......................................................  $  5,492,353  $  12,302,082  $  13,276,205
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                    DECEMBER 31,                            PRO FORMA
                                                            ----------------------------     JUNE 30,     STOCKHOLDERS'
                                                                1996           1997            1998        EQUITY (NOTE
                                                            ------------  --------------  --------------        2)
                                                                                                          --------------
                                                                                                           (UNAUDITED)
CURRENT LIABILITIES:
  Accounts payable........................................  $  1,392,470  $    1,728,160  $    2,176,978
  Accrued and other current liabilities...................       322,655       1,187,262       1,963,136
  Line of credit..........................................     1,300,000              --              --
  Notes payable to related parties........................            --         600,000         600,000
  Current portion of capital lease obligations............       202,458         379,498         821,947
                                                            ------------  --------------  --------------
    Total current liabilities.............................     3,217,583       3,894,920       5,562,061
                                                            ------------  --------------  --------------
LONG TERM LIABILITIES:
  Notes payable to related parties........................     1,000,000              --              --
  Long-term portion of capital lease obligations..........       263,585         434,619         954,124
  Deferred rent...........................................        83,272         108,876          99,717
                                                            ------------  --------------  --------------
                                                               1,346,857         543,495       1,053,841
                                                            ------------  --------------  --------------
COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK, no par value, 3,500,000 shares
  authorized:
  Series A convertible, 1,250,137 shares issued and
    outstanding in 1996, 1997 and 1998, no shares pro
    forma (aggregate liquidation preference of
    $8,463,022), stated at................................     5,421,539       5,466,259       5,694,189
  Series B convertible, 2,158,604 shares issued and
    outstanding in 1997 and 1998, no shares pro forma,
    (aggregate liquidation preference of $14,962,431),
    stated at.............................................            --       9,212,612       9,666,067

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value, 15,000,000 shares
    authorized, 3,766,915 shares issued and outstanding in
    1996, 1997 and 1998 and 7,175,565 shares pro forma,
    stated at.............................................     3,738,184       4,639,084       4,639,084     19,999,340
  Deferred compensation...................................            --        (900,900)       (793,852)      (793,852)
  Retained deficit........................................    (8,231,810)    (10,553,388)    (12,545,185)   (12,545,185)
                                                            ------------  --------------  --------------  --------------
    Total stockholders' equity (deficit)..................    (4,493,626)     (6,815,204)     (8,699,953)     6,660,303
                                                            ------------  --------------  --------------  --------------
    Total liabilities and stockholders' equity (deficit)..  $  5,492,353  $   12,302,082  $   13,276,205
                                                            ------------  --------------  --------------
                                                            ------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements.

                           NEWGEN RESULTS CORPORATION

                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                                                 ------------------------------------------  ----------------------------
                                                     1995          1996           1997                          1998
                                                 ------------  -------------  -------------      1997       -------------
                                                                                             -------------
                                                                                              (UNAUDITED)
REVENUES:
  Database marketing services..................  $  1,823,659  $   9,771,080  $  20,974,032  $   9,295,368  $  14,220,236
  Consulting services..........................     1,789,996      1,858,459      5,439,660      1,329,971      5,155,095
                                                 ------------  -------------  -------------  -------------  -------------
    Total revenues.............................     3,613,655     11,629,539     26,413,692     10,625,339     19,375,331
                                                 ------------  -------------  -------------  -------------  -------------
COST OF REVENUES:
  Cost of database marketing services..........     1,672,844      6,795,534     14,231,960      6,236,764      9,746,612
  Cost of consulting services..................     1,798,032      1,699,481      4,232,822      1,240,639      3,927,071
  Installation costs...........................       655,573      1,656,293      1,931,649        911,819        774,208
                                                 ------------  -------------  -------------  -------------  -------------
    Total cost of revenues.....................     4,126,449     10,151,308     20,396,431      8,389,222     14,447,891
                                                 ------------  -------------  -------------  -------------  -------------
    Gross profit (loss)........................      (512,794)     1,478,231      6,017,261      2,236,117      4,927,440
                                                 ------------  -------------  -------------  -------------  -------------
OPERATING COSTS:
  Selling, general and administrative
    expenses...................................     2,178,714      5,396,402      6,234,096      2,773,706      3,746,944
  Technology and product development...........       116,960        543,909        937,252        321,647        960,792
  Software rewrite cost........................            --             --        616,593        102,322      1,520,806
                                                 ------------  -------------  -------------  -------------  -------------
    Total operating costs......................     2,295,674      5,940,311      7,787,941      3,197,675      6,228,542
                                                 ------------  -------------  -------------  -------------  -------------
    Loss from operations.......................    (2,808,468)    (4,462,080)    (1,770,680)      (961,558)    (1,301,102)
                                                 ------------  -------------  -------------  -------------  -------------
INTEREST INCOME (EXPENSE):
  Interest income..............................            --         15,811         44,660         15,551         80,138

  Interest expense.............................        (2,361)      (245,042)      (463,322)      (183,835)       (89,443)
                                                 ------------  -------------  -------------  -------------  -------------

    Interest expense, net......................        (2,361)      (229,231)      (418,662)      (168,284)        (9,305)
                                                 ------------  -------------  -------------  -------------  -------------
    Net loss...................................  $ (2,810,829) $  (4,691,311) $  (2,189,342) $  (1,129,842) $  (1,310,407)
                                                 ------------  -------------  -------------  -------------  -------------
                                                 ------------  -------------  -------------  -------------  -------------
PRO FORMA NET LOSS PER COMMON SHARE............                               $       (0.41)                $       (0.18)
                                                                              -------------                 -------------
                                                                              -------------                 -------------
PRO FORMA WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING..................................                                   5,286,878                     7,175,656
                                                                              -------------                 -------------
                                                                              -------------                 -------------

   The accompanying notes are an integral part of these financial statements

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                 COMMON STOCK
                                           ------------------------    DEFERRED        RETAINED
                                             SHARES       AMOUNT     COMPENSATION      DEFICIT         TOTAL
                                           ----------  ------------  -------------  --------------  ------------
BALANCE, December 31, 1994...............   3,766,915  $  1,017,316   $        --   $     (729,670) $    287,646
  Capital contribution...................          --     2,428,568            --               --     2,428,568
  Net loss...............................          --            --            --       (2,810,829)   (2,810,829)
                                           ----------  ------------  -------------  --------------  ------------
BALANCE, December 31, 1995...............   3,766,915     3,445,884            --       (3,540,499)      (94,615)
  Capital contribution...................          --       292,300            --               --       292,300
  Net loss...............................          --            --            --       (4,691,311)   (4,691,311)
                                           ----------  ------------  -------------  --------------  ------------
BALANCE, December 31, 1996...............   3,766,915     3,738,184            --       (8,231,810)   (4,493,626)
  Accretion of redeemable preferred
    stock................................          --            --            --         (132,236)     (132,236)
  Deferred compensation related to
    options granted......................          --       900,900      (900,900)              --            --
  Net loss...............................          --            --            --       (2,189,342)   (2,189,342)
                                           ----------  ------------  -------------  --------------  ------------
BALANCE, December 31, 1997...............   3,766,915     4,639,084      (900,900)     (10,553,388)   (6,815,204)
  Accretion of redeemable preferred
    stock................................          --            --            --         (681,390)     (681,390)
  Amortization of deferred
    compensation.........................          --            --       107,048               --       107,048
  Net loss...............................          --            --            --       (1,310,407)   (1,310,407)
                                           ----------  ------------  -------------  --------------  ------------
BALANCE, June 30, 1998...................   3,766,915  $  4,639,084   $  (793,852)  $  (12,545,185) $ (8,699,953)
                                           ----------  ------------  -------------  --------------  ------------
                                           ----------  ------------  -------------  --------------  ------------

   The accompanying notes are an integral part of these financial statements

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                          SIX MONTHS ENDED JUNE
                                                                         YEAR ENDED DECEMBER 31,                   30,
                                                                  -------------------------------------  ------------------------
                                                                     1995         1996         1997                      1998
                                                                  -----------  -----------  -----------     1997      -----------
                                                                                                         -----------
                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss......................................................  $(2,810,829) $(4,691,311) $(2,189,342) $(1,129,842) $(1,310,407)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...............................      195,265      379,907      837,492      371,607      555,579
    Deferred rent...............................................           --       83,272       25,604       (9,161)      (9,159)
    Deferred compensation.......................................           --           --           --           --      107,048
    Loss on retirements of property and equipment...............           --       66,243           --           --           --
    Changes in assets and liabilities:
      Accounts receivable                                              42,208   (2,312,816)  (2,086,897)    (590,769)  (3,047,202)
      Prepaid expenses and other................................     (167,986)      63,808     (460,833)    (270,388)     225,224
      Accounts payable..........................................      286,122      980,483      335,690      (87,291)     448,818
      Accrued and other current liabilities.....................      167,648      (35,889)     864,607      581,883      775,874
                                                                  -----------  -----------  -----------  -----------  -----------
        Net cash used in operating activities...................   (2,287,572)  (5,466,303)  (2,673,679)  (1,133,961)  (2,254,225)
                                                                  -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment...........................     (254,170)  (1,262,280)    (500,467)    (219,219)    (538,297)
  Other assets..................................................       64,348      (38,929)        (709)      14,085       11,753
                                                                  -----------  -----------  -----------  -----------  -----------
        Net cash used in investing activities                        (189,822)  (1,301,209)    (501,176)    (205,134)    (526,544)
                                                                  -----------  -----------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock transactions..............................    2,428,568    5,713,839    9,125,096    1,000,000           --
  Repayments of related party loans.............................           --     (255,000)    (400,000)          --           --
  Proceeds from related party loans.............................           --    1,255,000           --           --           --
  Repayment of notes payable to affiliate.......................       46,553     (433,955)          --           --           --
  Payments on capital lease obligations.........................      (18,459)    (118,609)    (313,857)    (125,542)    (309,170)
  Decrease (increase) in restricted cash                                   --     (566,105)     566,105      566,105           --
  (Repayments) proceeds of/from lines of credit, net............           --    1,300,000   (1,300,000)     150,000      592,434
                                                                  -----------  -----------  -----------  -----------  -----------
        Net cash provided by financing activities...............    2,456,662    6,895,170    7,677,344    1,590,563      283,264
                                                                  -----------  -----------  -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      (20,732)     127,658    4,502,489      251,468   (2,497,505)
CASH AND CASH EQUIVALENTS, beginning of period..................       20,732           --      127,658      127,658    4,630,147
                                                                  -----------  -----------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, end of period........................  $        --  $   127,658  $ 4,630,147      379,126  $ 2,132,642
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest........................................  $     2,361  $   228,279  $   452,886  $   189,486  $    94,443
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Capital lease obligations entered into for equipment..........  $    50,255  $   544,335  $   661,931  $   103,208  $ 1,271,123
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------
  Accretion of redeemable preferred stock.......................  $        --  $        --  $   132,236  $        --  $   681,390
                                                                  -----------  -----------  -----------  -----------  -----------
                                                                  -----------  -----------  -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

1.  NATURE OF BUSINESS AND BASIS OF PRESENTATION

    Newgen Results Corporation ("Newgen") was incorporated in California on February 16, 1994 and is a provider of customized, outsourced database management, direct marketing and related services for the service departments of automobile dealerships and automobile manufacturers throughout the United States and Canada. Newgen also provides consulting services to both automobile manufacturers and individual dealerships.

    Certain affiliated companies, with common ownership, were involved in various aspects of the early development and operations of Newgen's current business activities. Since its inception, Newgen has assumed or absorbed certain of the affiliates' lines of business and since August 31, 1996, all operating activities have been conducted by Newgen.

    The accompanying financial statements include the combined results of operations of Newgen together with those operations of the affiliates, which have been assumed or absorbed by Newgen. Since these operations have been absorbed by Newgen the financial results of their operations have been included with those of Newgen as entities under common control, similar to a pooling of interest. The affiliates' operations that have been combined with Newgen generated aggregate losses of approximately $3,700,000, of which approximately $2,400,000 and $300,000 relate to 1995 and 1996 operations, respectively. Because these losses have been funded by the affiliates, a capital contribution of an equivalent amount has been reflected in common stock in the applicable periods.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    In 1998 Newgen formed Newgen Dealer Pricing Center, Inc. ("NDPC"). NDPC is a wholly-owned subsidiary of Newgen. The consolidated financial statements include the accounts of Newgen and NDPC and are collectively referred to as the "Company." All significant intercompany accounts and transactions have been eliminated in consolidation.

    RISKS AND UNCERTAINTIES

    The Company has a retained deficit of approximately $12,545,000 at June 30, 1998 and has incurred losses of approximately $1,310,000, $2,189,000, $4,691,000 and $2,811,000 for the six months ended June 30, 1998, and the years ended December 31, 1997, 1996 and 1995, respectively. Management believes that the Company will continue to incur losses through at least the third quarter of 1998. The Company's future success is dependent upon several factors including, among others, the continued acceptance of the Company's services in the marketplace, the Company's ability to expand and maintain its relationships with its major customers, the Company's enhancement of its existing services and the development of new services that address the changing needs of its customers, the Company's continued employment of certain key personnel and the Company's ability to maintain or obtain adequate financing.

    See "Risk Factors" for a more complete discussion of risks impacting the Company.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    UNAUDITED INTERIM RESULTS

    The accompanying consolidated statements of operations and cash flows and the related notes for the six months ended June 30, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations in accordance with generally accepted accounting principles.

    UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET PRESENTATION

    The unaudited pro forma consolidated balance sheet is presented to show the effects on the June 30, 1998 balance sheet of the conversion of all outstanding shares of preferred stock into 3,408,741 shares of common stock which will occur upon closing of the Company's proposed initial public offering as if the conversion took place on June 30, 1998.

    USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, and accounts payable and accrued and other current liabilities approximates fair value because of the short-term nature of those instruments. Based on borrowing rates currently available to the Company for credit arrangements with similar terms, the carrying amounts of balances under notes payable and capital lease obligations approximate fair value.

    REVENUE RECOGNITION

    The Company has standard agreements with its database marketing services customers. Although the terms of each individual agreement may vary, most agreements call for the Company to provide customized letters and telephone contacts for its dealership customers, in exchange for the payment of a monthly fee per active name in the automobile dealership's customer list. Most agreements have an initial minimum six month term, with thirty day notice of cancellation without penalty thereafter.

    The Company recognizes revenue from both its database marketing services and consulting services in the month that services are provided. In certain instances, the Company's consulting customers may pay an amount in advance for services to be provided over a period of time. In other cases, these customers may pay the Company a fixed amount per month with the Company providing more services in certain months than in others. Advance payments are reflected as deferred revenue.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CONCENTRATION OF CREDIT RISK

    Certain of the database marketing services provided by the Company have been recommended by its major customer, Ford Motor Company ("Ford"). However, the Company contracts separately with each individual dealership, and uses the corporate recommendation to generate business. For all periods presented, substantially all of the Company's consulting business is with Ford. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, approximately 82%, 75%, 67% and 48%, respectively, of the Company's revenues were with Ford and Ford's dealerships.

    As of June 30, 1998 substantially all of the Company's accounts receivable are due from Ford or its dealerships.

    The Company invests its excess cash principally in commercial paper and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at June 30, 1998 and December 31, 1997 consist primarily of commercial paper.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the costs of the property or equipment over the estimated useful lives. The estimated useful lives for computer equipment, furniture and other is three years, and for leasehold improvements is the shorter of the estimated useful life of the leaseholds or the life of the lease.

    Property and equipment consist of the following:

                                                           DECEMBER 31,
                                                    --------------------------    JUNE 30,
                                                        1996          1997          1998
                                                    ------------  ------------  ------------
Computer equipment, furniture and other...........  $  2,255,141  $  3,284,054  $  4,374,416
Leasehold improvements............................       137,571       271,056       308,881
                                                    ------------  ------------  ------------
                                                       2,392,712     3,555,110     4,683,297
Accumulated depreciation and amortization.........      (670,956)   (1,508,448)   (2,064,027)
                                                    ------------  ------------  ------------
Property and equipment, net.......................  $  1,721,756  $  2,046,662  $  2,619,270
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

    Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    STOCK-BASED COMPENSATION

    The Company elected to adopt the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, the Company accounts for its stock-based compensation plans under the provisions of APB No. 25 under which compensation cost is measured by the excess, if any, of the fair market value of the Company's common stock at the date of grant over the exercise price of the option. See Note 7.

    INCOME TAXES

    The Company accounts for income taxes utilizing the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. If it is more likely than not that some portion or all of the net deferred tax asset will not be realized, a valuation allowance is recognized.

    DEFERRED RENT

    Rent expense is recognized on a straight-line basis over the terms of the leases. Accordingly, rent expense incurred in excess of rent paid is reflected as deferred rent.

    SOFTWARE REWRITE COST

    The Company has commissioned a substantial rewrite of its enterprise-wide database management software. This rewrite is expected to be completed in the first quarter of 1999. The Company's policy is to expense the cost of these rewrites as incurred. During the year ended 1997, the Company incurred approximately $600,000 and approximately $1,500,000 during the six months ended June 30, 1998 related to this rewrite.

    TECHNOLOGY AND PRODUCT DEVELOPMENT

    The costs associated with the enhancement of its current products and services and the development of new products and services are expensed as incurred.

    PRO FORMA NET LOSS PER SHARE

    Pro forma net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during each period and the weighted average shares resulting from the conversion of outstanding shares of the redeemable preferred stock at the closing of the proposed initial public offering of 3,408,741 and 1,519,963 for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. Common stock equivalents have not been included as their inclusion would be antidilutive. Due to the significant impact of the assumed conversion of the redeemable preferred stock upon closing of the offering, historical net loss per share is not considered meaningful and is therefore not presented.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not determined the impact of the adoption of this SOP as this SOP is highly dependent upon the nature, timing and extent of future internal use software development.

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs to be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect adoption of this SOP to have a material adverse impact on the financial statements.

    The Company will be required to adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and is effective for years beginning after December 31, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 will not affect the results of operations or financial position, but may affect the disclosure of the segment information that will be disclosed in the Company's annual financial statements for the year ended December 31, 1998.

    RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1998 presentation.

3.  LINES OF CREDIT

    The Company has a working capital line of credit with a bank that is secured by substantially all assets. The total available amount of the line is $4,500,000, with advances limited to 80% of qualified accounts receivable. The line expires in March 1999. The Company has reduced its available line of credit by allocating approximately $450,000 of the line of credit to support a letter of credit collateralizing a facility lease (see Note 10). Interest on the borrowings is charged at the bank's prime rate plus 1.25%. The line of credit agreement contains certain financial covenants including, among others, minimum revenue requirements, minimum quick and profitability ratios, as defined in the agreement, and limitations and restrictions on capital expenditures and additional indebtedness.

    At June 30, 1998, the Company also has available approximately $800,000 pursuant to a $1,000,000 lease line of credit for equipment acquisitions with a leasing company. The line expires on December 31, 1998.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

4.  INCOME TAXES

    The net deferred tax asset as of June 30, 1998 and December 31, 1997 and 1996 result from the following temporary differences:

                                                           DECEMBER 31,
                                                    --------------------------    JUNE 30,
                                                        1996          1997          1998
                                                    ------------  ------------  ------------
Depreciation and amortization.....................  $     (5,562) $    (11,797) $     (5,856)
Accrued and other current liabilities.............        78,720       252,905       463,846
Net operating loss carryforwards..................     1,475,446     2,102,438     2,123,873
Credit carryforwards..............................            --        25,984        70,000
Other.............................................         1,434         2,508       572,811
                                                    ------------  ------------  ------------
  Total...........................................     1,550,038     2,372,038     3,224,674
  Less valuation allowance........................    (1,550,038)   (2,372,038)   (3,224,674)
                                                    ------------  ------------  ------------
Total.............................................  $         --  $         --  $         --
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

    As of December 31, 1997, the Company had net operating loss carryforwards of approximately $5.8 million and $2.1 million, for Federal and California tax reporting purposes, respectively. The difference between the Federal and California tax loss carryforwards is primarily attributable to the 50% limitation of California loss carryforwards. The Federal net operating losses will begin expiring in 2009, unless previously utilized, while the California tax carryforwards will begin expiring in 1999. Utilization of the Company's net operating loss carryforwards may be limited as a result of certain changes in the Company's ownership. The realization of the deferred tax asset is dependent upon the Company generating sufficient taxable income prior to expiration of its operating loss and credit carryforwards. Due to the uncertainty regarding realization of the deferred tax asset, management has provided a full valuation allowance against the net deferred tax asset.

5.  CONVERTIBLE PROMISSORY NOTES PAYABLE

    In 1997, the Company issued convertible subordinated unsecured promissory notes to existing shareholders totaling $2,332,500. Automatic conversion of these notes occurred in connection with the issuance of Series B Preferred Stock in November 1997. Interest at 10% per annum was paid at the time of conversion. In connection with the issuance of the convertible notes, the Company issued 106,024 warrants to purchase common stock.

6.  REDEEMABLE PREFERRED STOCK

    The Company has authorized 3,500,000 shares of preferred stock for issuance. The Board of Directors designated 1,260,137 and 2,200,000 shares as Series A Preferred Stock and Series B Preferred Stock, respectively. The remaining 39,863 shares of preferred stock are undesignated. Both issuances of preferred stock carry the following rights and privileges:

    a) VOTING: The holder of each preferred share has a right to the number of votes equal to the number of shares issuable upon conversion, as defined.

    b) REDEMPTION: Beginning November 26, 2002, and in each year thereafter, the Company is obligated to redeem, at the option of the preferred stockholders, up to 25% of the aggregate number of shares

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

6.  REDEEMABLE PREFERRED STOCK (CONTINUED)
       outstanding. The redemption value of each share shall equal the original issuance price ($4.40 for Series A and $4.52 for Series B), plus any declared and unpaid dividends and a premium of 8% per annum, compounded annually. In the event that the Company does not redeem the required shares at each redemption date, a premium of 12% per annum would be charged until the shares are redeemed by the Company. In order to state the preferred stock at redemption value, as of June 30, 1998, the Company has accreted approximately $814,000, including amounts related to the 8% premium.

    c) DIVIDENDS: The preferred stockholders are entitled to non-cumulative dividends, when and if declared, at the same rate the dividends are paid to the common stockholders.

    d) LIQUIDATION: In the event of any merger, sale or reorganization in which control transfers or in liquidation or dissolution, the preferred stockholders have a liquidation preference over common stockholders. The liquidation preference is an amount equal to a multiple of 1.5 times the original purchase price.

    e) CONVERSION: Each share of the preferred stock is generally convertible at the option of the holder into one share of common stock and is subject to certain anti-dilution provisions. The preferred stock automatically converts into a certain number of common shares, as defined, upon the closing of certain offerings, as defined, and upon the election of 75% and 70% of the Series A Preferred Stock and the Series B Preferred Stock, respectively.

    In August 1996, the Company completed a private offering of 1,136,487 shares of Series A Preferred Stock at $4.40 per share resulting in net proceeds of $4,921,479. In December 1996, the investors exercised an option for additional 113,650 shares of Series A Preferred Stock resulting in additional net proceeds of $500,060.

    In November 1997, the Company completed a private offering of 2,158,604 shares of Series B Preferred Stock at $4.52 per share resulting in net proceeds of $9,125,096.

    The Board of Directors has the authority, without further action by the shareholders, to issue any authorized but undesignated shares of preferred stock in one or more series and to fix all the terms, including rights, preferences, restrictions and redemptions. See Note 12.

7.  STOCKHOLDERS' EQUITY (DEFICIT)

    COMMON STOCK

    The Company has authorized 15,000,000 shares of common stock of which 3,766,915 shares of common stock were outstanding as of June 30, 1998, December 31, 1997 and December 31, 1996. Outstanding shares of common stock have been issued to officers and employees pursuant to agreements which entitle the Company, under certain circumstances, the option to repurchase the shares at fair value in the event of termination of employment. As of June 30, 1998, no shares have been repurchased.

    STOCK OPTION PLAN

    In August 1996, the Company adopted an incentive stock option plan ("the Plan"), under which options may be granted to employees, directors, consultants or advisors of the Company. Options issued under the Plan vest over either four or five years. No options granted under the Plan have a term in excess of ten years from the

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) date of grant. The exercise price of the option may not be less than the fair value of the common stock on the date of grant as determined by the Board of Directors. As of June 30, 1998 and December 31, 1997, 700,000 common shares have been reserved for issuance under the Plan.

    The following table summarizes stock option plan activity for the six-months ended June 30, 1998 and the years ended December 31, 1997 and 1996:

                                                 DECEMBER 31,
                                ----------------------------------------------
                                         1996                    1997               JUNE 30, 1998
                                ----------------------  ----------------------  ----------------------
                                            WTD AVG.                WTD AVG.                WTD AVG.
                                 SHARES     EX. PRICE    SHARES     EX. PRICE    SHARES     EX. PRICE
                                ---------  -----------  ---------  -----------  ---------  -----------
Outstanding, beginning of
  year........................         --   $      --      38,250   $    0.50     641,100   $    1.06
  Granted.....................     38,250        0.50     616,250        1.09          --          --
  Exercised...................         --          --          --          --          --          --
  Terminated..................         --          --     (13,400)       0.73     (85,900)       2.01
                                ---------       -----   ---------       -----   ---------       -----
Outstanding end of year.......     38,250   $    0.50     641,100   $    1.06     555,200   $     .91
Exercisable, end of year......         --                   7,400   $    0.50      46,460   $    1.49
Weighted average fair value of
  options granted.............         --   $     .50          --   $    2.32          --   $      --

    As required by SFAS 123, the Company has determined the pro-forma information as if the Company had accounted for stock options under the minimum value method of SFAS 123. The following weighted-average assumptions were used; risk-free interest rate ranging between 5.9% and 6.9%; dividend yield of zero; expected market price volatility factor of zero; and a weighted-average expected life of the options of seven years. Had compensation cost for stock options granted during the six-months ended June 30, 1998 and for the years ended December 31, 1997 and 1996 been determined consistent with SFAS No. 123, the Company's net loss and related per share amounts on a pro forma basis would not materially differ from the amounts reported in the accompanying consolidated statements of operations for those periods.

    In August 1998, in connection with the Company's decision to file a registration statement to register shares pursuant to an initial public offering, the Company reevaluated its assumptions regarding the fair value of its common stock in relation to its options granted during the previous year. As a result, the Company has recorded $900,900 as deferred compensation related to 429,000 options granted in December 1997. The deferred compensation is being amortized on a straight-line basis over the four or five year vesting period of the underlying options.

    In July 1998, the Company issued an additional 154,850 options at exercise prices ranging between $2.50 and $8.00 per share. The Company expects to record a deferred compensation charge of approximately $500,000 during the third quarter of 1998 related to the grant of these options. The deferred compensation will be amortized over the four or five year vesting period of the underlying options.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

7.  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    WARRANTS

    As of June 30, 1998 the Company has outstanding warrants to purchase 10,000 shares of its Series A preferred stock. The warrants have an exercise price of $4.40 per share and expire in November 2001.

    As of June 30, 1998 the Company has outstanding warrants to purchase 106,024 shares of its common stock. The warrants have an exercise price of $0.75 per share and expire at various dates in 2002.

8.  EMPLOYEE BENEFITS

    The Company has a 401(k) Plan ("the 401(k) Plan") covering substantially all full-time employees. The 401(k) Plan is subject to the provisions of the Employee's Retirement Income Security Act of 1974. The 401(k) Plan allows for the Company to make matching contributions, up to a maximum of $750 per year per employee. The contributions made by the Company were $38,088, $34,492, $27,972 and $7,951 for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively.

    The Company has a bonus plan for certain members of management. The bonuses earned are based upon factors such as meeting certain operating targets, including defined results of operations.

    During the six months ended June 30, 1998, and for the years ended December 31, 1997, 1996 and 1995, the Company granted discretionary bonuses to its officers and employees in the amount of approximately $538,000, $834,000, $411,000 and $289,000, respectively.

9.  RELATED PARTY TRANSACTIONS

    The Company has notes payable to related parties in the amount of $600,000, $600,000 and $1,000,000 at June 30, 1998, December 31, 1997 and 1996,
respectively. These notes are secured and subordinated to the bank line of credit and mature December 31, 1998. Interest is payable monthly and is charged at a rate of prime plus 2.0%. In addition, a bonus is payable annually to the noteholders at a rate of approximately 1.7% on the outstanding balance. Interest expense related to these notes totaled $31,241 for the six months ended June 30, 1998 and $100,858 and $182,863 for the years ended December 31, 1997 and 1996, respectively.

    Effective January 1, 1996, the Company entered into an administrative service agreement with Newgen Services L.P., an affiliate, wherein the Company agreed to provide administrative services for Newgen Services L.P., in exchange for a monthly payment of $7,500, subject to adjustment. The agreement is in effect for a period of one year, with automatic renewals, unless terminated by the mutual consent of both companies. Amounts earned under this agreement totaled $45,000 for the six months ended June 30, 1998, and $90,000 for each of 1997 and 1996. In addition, during 1996 the Company repaid advances from this affiliate aggregating approximately $434,000. The Company also performs consulting services for customers of this affiliate and has earned approximately $38,000, $131,000, $219,000 and $399,000 for the six months ended June 30, 1998, and for the years ended December 31, 1997, 1996, and 1995, respectively.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

10.  COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company has both operating and capital lease commitments for facilities and certain equipment which expire through June 2003. Provisions of the facility lease provide for abatement of rent during certain periods and escalating rent payments during the lease term. At December 31, 1996, restricted cash totaling $566,105 consists of a term deposit maintained as collateral for a letter of credit related to the facility lease. This deposit was released in March 1997 and replaced with a letter of credit from the Company's line of credit (see Note
3). Collateral requirements decline annually over the term of the lease and at June 30, 1998 were approximately $450,000.

    The future lease commitments as of June 30, 1998, are summarized as follows:

                                                                     OPERATING      CAPITAL
YEAR ENDED DECEMBER 31,                                                LEASES        LEASES
------------------------------------------------------------------  ------------  ------------
1998..............................................................  $    325,331  $    494,724
1999..............................................................       587,280       909,028
2000..............................................................       574,272       458,286
2001                                                                     430,016       148,833
2002..............................................................            --         2,566
Thereafter........................................................            --           675
                                                                    ------------  ------------
Total minimum lease payments......................................  $  1,916,899  $  2,014,112
                                                                    ------------
                                                                    ------------
Less amount representing interest.................................                    (238,041)
                                                                                  ------------
Present value of remaining minimum capital lease payments.........                   1,776,071
Less amount due in one year.......................................                    (821,947)
                                                                                  ------------
Long-term portion of obligations under capital leases.............                $    954,124
                                                                                  ------------
                                                                                  ------------

    Rent expense for the six months ended June 30, 1998 and June 30, 1997 and the years ended December 31, 1997, 1996 and 1995 was $358,502, $283,445,
$574,209, $306,479 and $199,402, respectively. At June 30, 1998, the net book value of assets subject to capital leases was $1,626,018.

    PROCESSING AGREEMENTS

    On May 15, 1996, the Company entered into a two year agreement with a third party, whereby the Company was given the rights to purchase dealership customers names to whom it provides services, for a fixed rate and a percentage of the Company's revenue from those dealers. Although the Company is under no obligation to purchase any data from this company at any time, the Company continues to exercise its rights under this agreement and incurred costs aggregating $751,061, $1,552,351, and $671,380 during the six months ended June 30, 1998, and the years ended December 31, 1997, and 1996, respectively.

    The Company has a month to month agreement with a third party whereby it purchases postage and services relating to the production of letters for the Company's customers. Costs incurred related to this agreement during the six months ended June 30, 1998 and the years ended December 31, 1997, and 1996, were $3,043,788, $4,304,345, and $993,907, respectively.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

11.  OTHER BALANCE SHEET DATA

    Following are details concerning certain balance sheet accounts as of June 30, 1998 and December 31, 1997 and 1996:

                                                           DECEMBER 31,
                                                    --------------------------    JUNE 30,
                                                        1996          1997          1998
                                                    ------------  ------------  ------------
Accrued and Other Current Liabilities:
  Compensation and Benefits.......................  $    145,639  $    606,664  $    758,361
  Deferred Revenue................................            --       375,498       569,395
  Other...........................................       177,016       205,100       635,380
                                                    ------------  ------------  ------------
                                                    $    322,655  $  1,187,262  $  1,963,136
                                                    ------------  ------------  ------------
                                                    ------------  ------------  ------------

12.  SUBSEQUENT EVENTS (UNAUDITED)

    EMPLOYEE STOCK PURCHASE PLAN

    In August 1998, the Company adopted the Employee Stock Purchase Plan ("Purchase Plan"). The Company has reserved 350,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan will enable eligible employees to purchase common stock at 85% of the lower of the fair market value of the Company's common stock on the first day of each option purchase period, or the relevant purchase date.

    EQUITY INCENTIVE PLAN

    The Company adopted the 1998 Equity Incentive Plan (the "1998 Plan") in August 1998. An aggregate of 1,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to the exercise of stock awards granted to employees, directors and consultants under the 1998 Plan. An additional 500,000 shares may be reserved for issuance under the 1998 Plan to the extent that options outstanding on the effective date of this offering under the Company's 1996 Plan are returned to the 1996 Plan. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market of the common stock on the date of grant. Options granted under the 1998 Plan vest at the rate specified in the option agreement.

    NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

    In August 1998, the Company adopted the Non-employee Director's Option Plan ("Director Plan"). The Company has reserved 150,000 shares of common stock for issuance under the Director Plan. The Director Plan provides an initial grant of options to purchase 6,000 shares of common stock to each new eligible outside director of the Company upon election to the Board. In addition, commencing with the 1999 Annual Stockholders meeting, such eligible outside directors are granted an option to purchase 2,000 shares of common stock at each annual meeting. The exercise price per share of all options granted under the Director Plan will be equal to the fair market value of the Company's common stock on the date of grant. Options granted expire after ten years and generally vest monthly over a one-year period. The initial grant options vest monthly over a three-year period.

                           NEWGEN RESULTS CORPORATION
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

              (INFORMATION RELATING TO JUNE 30, 1997 IS UNAUDITED)

12.  SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    RECAPITALIZATION

    Upon the closing of the Company's proposed initial public offering, all outstanding shares of preferred stock will be converted into 3,408,741 shares of common stock. Following the conversion, the Company's Certificate of Incorporation will be amended and restated, to increase the authorized common stock to 28,000,000 shares, delete all references to such shares of preferred stock, and the Board of Directors will have the authority, without further action by the stockholders to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions.

  [Photographs taken at the Company's principal executive offices surrounding the Company's logo at the center of the page.]

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   19
Business..................................................................   28
Management................................................................   40
Certain Transactions......................................................   50
Principal and Selling Stockholders........................................   52
Description of Capital Stock..............................................   55
Shares Eligible for Future Sale...........................................   57
Underwriting..............................................................   59
Legal Matters.............................................................   61
Experts...................................................................   61
Additional Information....................................................   61
Index to Consolidated Financial Statements................................  F-1

                                 --------------

    UNTIL            , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                        SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                               HAMBRECHT & QUIST

                         BANCBOSTON ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS

                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                          , 1998

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the Commission registration fee and the NASD filing fee.

Registration fee..................................................................  $   13,750
NASD filing fee...................................................................       5,100
Nasdaq Stock Market Listing Application fee.......................................      17,500
Blue sky qualification fees and expenses..........................................       5,000
Printing and engraving expenses...................................................     175,000
Legal fees and expenses...........................................................     225,000
Accounting fees and expenses......................................................     225,000
Transfer agent and registrar fees.................................................      10,000
Miscellaneous.....................................................................      48,650
                                                                                    ----------
    Total.........................................................................  $  725,000
                                                                                    ----------
                                                                                    ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law (the "Delaware Law") , the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the Delaware Law and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former Directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholders, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

    The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

    At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

    The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1995, the Registrant has sold and issued the following unregistered securities:

        (a) Since January 1, 1995, the Company has issued a total of 808,950 options for shares of its Common Stock at exercise prices ranging from $0.50 to $8.00. As of August 1, 1998, optionees have exercised 250 options at an exercise price of $0.50 per share and 250 options at an exercise price of $0.75 and 709,550 options are outstanding (98,900 options having been cancelled), 45,960 of which are vested. The Registrant relied on the exemption provided by Rule 701 under the Securities Act.

        (b) In August and December 1996, the Registrant issued and sold 1,250,137 shares of its Series A Preferred Stock to certain accredited investors for an aggregate purchase price of $5,500,603, or $4.40 per share. Upon the closing of this offering, the shares of Series A Preferred Stock will automatically convert into 1,250,137 shares of Common Stock. The Registrant relied on the exemption provided by Section 4(2) under the Act. See "Certain Transactions."

        (c) In November 1996, in conjunction with the execution of a Revolving Loan and Security Agreement with Silicon Valley Bank ("SVB"), the Company issued to SVB a warrant to purchase up to 10,000 shares of Series A Preferred Stock. Upon the closing of this offering, this warrant shall become a warrant to purchase 10,000 shares of Common Stock. This warrant has an exercise price of $4.40 per share and expires on November 27, 2001. The Registrant relied on the exemption provided by Section 4(2) under the Act.

        (d) In May and September 1997, the Company entered into certain Convertible Unsecured Promissory Notes (the "Notes") in the aggregate amount of $2,332,500 (the "Bridge Financings") with directors of the Company and entities affiliated with directors of the Company as follows: BankAmerica Ventures ($1,197,000) and BA Venture Partners II ($133,000), affiliated with Jess R. Marzak; Johari Investment Company Ltd. ($166,667), affiliated with Gary Simkin; Bernard C. Simkin ($166,667); Murray Simkin ($166,667); and Capstone Ventures ($502,500), affiliated with Eugene J. Fisher. All Notes were converted on November 26, 1997, in connection with the Company's Series B Financing, into shares of the Company's Series B Preferred Stock, at a purchase price of $4.52 per share.

        In connection with the Bridge Financings, the Company issued warrants to purchase an aggregate of 106,024 shares of its Common Stock (the "Bridge Warrants") in the following amounts to the following entities: 54,409 to BankAmerica Ventures, 6,046 to BA Venture Partners II, 22,842 to Capstone Ventures, 7,576 to each of Bernard C. Simkin and Murray Simkin and 7,575 to Johari Investment Company, Ltd. The exercise price of the Bridge Warrants is $0.75 per share. The Bridge Warrants may be exercised by applying the value of a portion of the Bridge Warrants (equal to the number of shares issuable under the Bridge Warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the

    Bridge Warrants, less the aggregate per share exercise price) in lieu of payment of the exercise price per share. 30,770 of the Bridge Warrants expire in May 2002, 61,618 expire in September 2002 and 13,636 will expire in November 2002. The Registrant relied on the exemption provided by Section 4(2) under the Act. See "Certain Transactions."

        (e) In November 1997, the Registrant issued and sold 2,158,604 shares of Series B Preferred Stock to certain accredited investors for an aggregate purchase price of $9,756,890, or $4.52 per share (includes the shares from the conversion of the Unsecured Convertible Promissory Notes). Upon the closing of this offering the shares of Series B Preferred Stock will automatically convert into 2,158,664 shares of Common Stock. The Registrant relied on the exemption provided by Section 4(2) under the Act. See "Certain Transactions."

    The recipients of the above-described securities represented their intention to acquire the securities for investment only and not with a view to distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. All recipients had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits.

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement.
      3.1    Certificate of Incorporation.
      3.2    Amended and Restated Bylaws.
      3.3    Restated Certificate of Incorporation, to be filed and become effective upon closing of this offering.
      4.1    Reference is made to Exhibits 3.1, 3.2 and 3.3.
      4.2    Specimen Stock Certificate.(1)
      5.1    Opinion of Cooley Godward LLP. (1)
     10.1    1996 Equity Incentive Plan (the "1996 Plan").
     10.2    Form of Stock Option Agreement of Registrant pursuant to the 1996 Plan.
     10.3    1998 Equity Incentive Plan (the "1998 Plan").
     10.4    Form of Stock Option Agreement of Registrant pursuant to the 1998 Plan.
     10.5    1998 Non-Employee Directors Stock Option Plan.
     10.6    1998 Employee Stock Purchase Plan.
     10.7    Restated Investor Rights Agreement by and among the Company and certain stockholders of the Company, dated as of November 26, 1997.
     10.8    Restated Right of First Refusal and Co-Sale Agreement between the Company and certain investors, dated as of November 26, 1997.
     10.9    Master Equipment Lease No. 0053 between the Company and Phoenix Leasing Incorporated, dated as of
               December 15, 1996.(1)
     10.10   License Agreement between the Company and Service Systems Development Limited Partnership, dated as of
               October 11, 1995.
     10.11   Amended and Restated Security Agreement between the Company and Silicon Valley Bank, dated March 10,
               1998.
     10.12+  Data Distribution Agreement between the Company and Universal Computer Services, dated as of May 15,
               1996.
     10.13   Office Lease between the Company and WCB II Limited Partnership, dated as of July 31, 1996.
     10.14   Office Lease between the Company and Plaza Holdings, Inc., dated as of April 6, 1998.
     10.15+  Delta--AGI Newgen Agreement between the Company, Delta Mailing and Fulfillment and Alumni Graphics
               Incorporated, dated as of December 1, 1995.

  EXHIBIT
  NUMBER     DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
     10.16   Form of Warrant, dated September 2, 1997, between the Company and the following directors and entity affiliated with a director: Bernard C. Simkin, Murray Simkin and Johari Investment Company, Ltd.(1)
     10.17   Promissory Note, as amended, between the Company as borrower and Sam Simkin as lender.
     10.18   Promissory Note, as amended, between the Company as borrower and Jack Simkin, as Trustee for Simkin
               Children Irrevocable Trust, as lender.
     10.19   General Services Agreement between the Company and Bolder Heuristics, Inc., dated December 25, 1996.
     21      Subsidiaries of the Registrant.
     23.1    Consent of Arthur Andersen LLP, Independent Public Accountants.
     23.2    Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
     24.1    Power of Attorney. Reference is made to page II-5.
     27      Financial Data Schedule.

------------------------

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")(and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) That, for purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on August 27, 1998.

                                By:            /s/ GERALD L. BENOWITZ
                                     -----------------------------------------
                                                 Gerald L. Benowitz
                                       President and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald L. Benowitz and Samuel Simkin and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

/s/ GERALD L. BENOWITZ
------------------------------  President, Chief Executive    August 27, 1998
Gerald L. Benowitz              Officer and Director

/s/ SAMUEL SIMKIN               Chief Financial Officer,
------------------------------  Vice President and            August 27, 1998
Samuel Simkin                   Secretary

/s/ EUGENE FISCHER
------------------------------  Director                      August 27, 1998
Eugene Fischer

/s/ H. ROBERT GILL
------------------------------  Director                      August 27, 1998
H. Robert Gill

/s/ JESS MARZAK
------------------------------  Director                      August 27, 1998
Jess Marzak

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

/s/ JOHN MORAGNE
------------------------------  Director                      August 27, 1998
John Moragne

/s/ ABRAHAM SIMKIN
------------------------------  Director                      August 27, 1998
Abraham Simkin

/s/ BERNARD C. SIMKIN
------------------------------  Director                      August 27, 1998
Bernard C. Simkin

/s/ MURRAY SIMKIN
------------------------------  Director                      August 27, 1998
Murray Simkin

/s/ GARY SIMKIN
------------------------------  Director                      August 27, 1998
Gary Simkin

/s/ TODD A. SPRINGER
------------------------------  Director                      August 27, 1998
Todd A. Springer

/s/ BERT WINEMILLER
------------------------------  Director                      August 27, 1998
Bert Winemiller

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER      DESCRIPTION OF DOCUMENT
-----------  --------------------------------------------------------------------------------------------------------
      1.1    Form of Underwriting Agreement.
      3.1    Certificate of Incorporation.
      3.2    Amended and Restated Bylaws.
      3.3    Restated Certificate of Incorporation, to be filed and become effective upon closing of this offering.
      4.1    Reference is made to Exhibits 3.1, 3.2 and 3.3.
      4.2    Specimen Stock Certificate.(1)
      5.1    Opinion of Cooley Godward LLP. (1)
     10.1    1996 Equity Incentive Plan (the "1996 Plan").
     10.2    Form of Stock Option Agreement of Registrant pursuant to the 1996 Plan.
     10.3    1998 Equity Incentive Plan (the "1998 Plan").
     10.4    Form of Stock Option Agreement of Registrant pursuant to the 1998 Plan.
     10.5    1998 Non-Employee Directors Stock Option Plan.
     10.6    1998 Employee Stock Purchase Plan.
     10.7    Restated Investor Rights Agreement by and among the Company and certain stockholders of the Company, dated as of November 26, 1997.
     10.8    Restated Right of First Refusal and Co-Sale Agreement between the Company and certain investors, dated as of November 26, 1997.
     10.9    Master Equipment Lease No. 0053 between the Company and Phoenix Leasing Incorporated, dated as of
               December 15, 1996.(1)
     10.10   License Agreement between the Company and Service Systems Development Limited Partnership, dated as of
               October 11, 1995.
     10.11   Amended and Restated Security Agreement between the Company and Silicon Valley Bank, dated March 10,
               1998.
     10.12+  Data Distribution Agreement between the Company and Universal Computer Services, dated as of May 15,
               1996.
     10.13   Office Lease between the Company and WCB II Limited Partnership, dated as of July 31, 1996.
     10.14   Office Lease between the Company and Plaza Holdings, Inc., dated as of April 6, 1998.
     10.15+  Delta--AGI Newgen Agreement between the Company, Delta Mailing and Fulfillment and Alumni Graphics
               Incorporated, dated as of December 1, 1995.
     10.16   Form of Warrant, dated September 2, 1997, between the Company and the following directors and entity affiliated with a director: Bernard C. Simkin, Murray Simkin and Johari Investment Company, Ltd.(1)
     10.17   Promissory Note, as amended, between the Company as borrower and Sam Simkin as lender.
     10.18   Promissory Note, as amended, between the Company as borrower and Jack Simkin, as Trustee for Simkin
               Children Irrevocable Trust, as lender.
     10.19   General Services Agreement between the Company and Bolder Heuristics, Inc., dated December 25, 1996.
     21      Subsidiaries of the Registrant.
     23.1    Consent of Arthur Andersen LLP, Independent Public Accountants.
     23.2    Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
     24.1    Power of Attorney. Reference is made to page II-5.
     27      Financial Data Schedule.

------------------------

  + Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 (1) To be filed by amendment.